Exhibit 99.1

XP Inc.

Interim condensed consolidated
financial statements at
June 30, 2026
and report on review

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheet of XP Inc. and its subsidiaries ("Company") as at June 30, 2026 and the related interim condensed consolidated statements of income and of comprehensive income for the quarter and six-month periods then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, August 17, 2026

PricewaterhouseCoopers	Marcos Paulo Putini
Auditores Independentes Ltda.	Contador CRC 1SP212529/O-8
CRC 2SP000160/O-5

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

XP Inc. Unaudited interim condensed consolidated financial statements for the three and six months period ended June 30, 2026

XP Inc. and its subsidiaries Unaudited interim condensed consolidated financial statements For the three and six months period ended June 30, 2026

Unaudited interim condensed consolidated balance sheets	2
Unaudited interim condensed consolidated statements of income and of comprehensive income	4
Unaudited interim condensed consolidated statements of changes in equity	5
Unaudited interim condensed consolidated statements of cash flows	7
1 Operations	9
2 Basis of preparation and changes to the Group’s accounting policies	11
3 Securities purchased (sold) under resale (repurchase) agreements	14
4 Securities	15
5 Derivative financial instruments and hedging activities	17
6 Loan operations	22
7 Prepaid expenses	23
8 Securities trading and intermediation (receivable and payable)	24
9 Expected Credit Losses on Financial Assets and Reconciliation of carrying amount	24
10 Investments in associates	29
11 Property and equipment, goodwill, intangible assets and leases	30
12 Financing instruments payable	31
13 Borrowings	33
14 Deposits at central banks and other financial assets and liabilities	33
15 Other assets and other liabilities	34
16 Retirement plans and insurance liabilities	34
17 Income tax	40
18 Equity	41
19 Related party transactions	43
20 Provisions and contingent liabilities	43
21 Total revenue and income	45
22 Operating costs	46
23 Operating expenses by nature	46
24 Other operating income (expenses), net	47
25 Share-based plan	48
26 Earnings per share (basic and diluted)	48
27 Determination of fair value	49
28 Management of financial risks and financial instruments	53
29 Capital Management	54
30 Cash flow information	55
31 Subsequent events	55

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2026 and December 31, 2025 In thousands of Brazilian Reais

Unaudited interim condensed consolidated balance sheets

Assets	Note	June 30, 2026	December 31, 2025

Cash		7,977,876	10,356,636

Financial assets		377,228,892	365,169,005

Fair value through profit or loss		254,617,079	239,754,641
Securities	4	206,944,204	198,834,060
Derivative financial instruments	5	47,672,875	40,920,581

Fair value through other comprehensive income		30,904,844	42,223,349
Securities	4	30,904,844	42,223,349

Evaluated at amortized cost		91,706,969	83,191,015
Securities	4	5,491,458	7,406,932
Securities purchased under resale agreements	3	25,611,044	17,063,099
Securities trading and intermediation	8	7,421,784	6,299,483
Accounts receivable		1,164,614	1,366,424
Loan operations	6	35,441,226	34,142,085
Deposits at central banks and other financial assets	14	16,576,843	16,912,992

Other assets		11,853,046	10,769,686
Recoverable taxes		567,552	442,824
Rights-of-use assets	11	471,521	340,586
Prepaid expenses	7	4,413,903	4,063,404
Other assets	15	6,400,070	5,922,872

Deferred tax assets	17	3,828,988	3,370,919
Investments in associates	10	3,717,791	3,635,314
Property and equipment	11	470,712	463,540
Goodwill and intangible assets	11	2,953,761	2,763,253

Total assets		408,031,066	396,528,353

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2026 and December 31, 2025 In thousands of Brazilian Reais

Liabilities and equity	Note	June 30, 2026	December 31, 2025

Financial liabilities		282,266,113	276,497,370

Fair value through profit or loss		69,297,952	58,590,399
Securities	4	27,039,695	21,043,459
Derivative financial instruments	5	42,258,257	37,546,940

Evaluated at amortized cost		212,968,161	217,906,971
Securities sold under repurchase agreements	3	61,111,793	58,713,869
Securities trading and intermediation	8	20,033,544	22,420,806
Financing instruments payable	12	116,704,934	123,403,515
Accounts payables		807,653	810,157
Borrowings	13	1,855,162	237,894
Other financial liabilities	14	12,455,075	12,320,730

Other liabilities		100,302,096	95,993,782
Social and statutory obligations		1,261,595	1,365,253
Taxes and social security obligations		875,003	853,265
Retirement plans and insurance liabilities	16	97,723,428	93,023,422
Provisions and contingent liabilities	20	196,576	191,651
Other liabilities	15	245,494	560,191

Deferred tax liabilities	17	631,188	489,493

Total liabilities		383,199,397	372,980,645

Equity attributable to owners of the Parent company	18	24,831,073	23,546,701
Issued capital		28	28
Capital reserve		23,635,760	24,008,890
Other comprehensive income		(385,137)	(337,113)
Treasury shares		(1,121,055)	(125,104)
Retained earnings		2,701,477	—

Non-controlling interest		596	1,007

Total equity		24,831,669	23,547,708

Total liabilities and equity		408,031,066	396,528,353

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of income and of comprehensive income

For the three and six months period ended June 30, 2026 and 2025

In thousands of Brazilian Reais, except earnings per share

Unaudited interim condensed consolidated statements of income and of comprehensive income

		Six months period ended June 30,		Three months period ended June 30,
	Note	2026	2025	2026	2025

Net revenue from services rendered	21	3,901,007	3,444,432	1,968,752	1,794,504
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	21	(3,426,787)	(1,898,816)	(2,256,782)	(853,901)
Net income from financial instruments at fair value through profit or loss	21	9,049,577	7,254,359	5,137,487	3,514,849
Total revenue and income		9,523,797	8,799,975	4,849,457	4,455,452

Operating costs	22	(2,877,547)	(2,602,384)	(1,435,318)	(1,319,444)
Selling expenses	23	(146,345)	(136,945)	(76,060)	(80,108)
Administrative expenses	23	(3,344,319)	(3,020,941)	(1,703,451)	(1,572,443)
Other operating income (expenses), net	24	56,725	100,105	38,240	77,480
Expected credit losses	9	(207,570)	(235,950)	(95,857)	(89,539)
Interest expense on debt		(219,169)	(353,031)	(116,263)	(175,838)
Share of profit/(loss) in associates	10	73,045	29,801	54,389	22,346

Income before income tax		2,858,617	2,580,630	1,515,137	1,317,906

Income tax credit / (expense)	17	(156,571)	(23,146)	(130,830)	3,513

Net income for the period		2,702,046	2,557,484	1,384,307	1,321,419

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(41,551)	(89,935)	(3,027)	(32,141)
Gains (losses) on net investment hedge		39,209	85,544	3,158	32,894
Changes in the fair value of financial assets at fair value through other comprehensive income		(2,072)	376,560	(12,745)	237,100
Changes in discount rates (IFRS 17)		16,861	(47,146)	10,224	(47,146)

Other comprehensive income (loss) for the period, net of tax		12,447	325,023	(2,390)	190,707

Total comprehensive income for the period		2,714,493	2,882,507	1,381,917	1,512,126

Net income attributable to:
Owners of the parent company		2,701,477	2,554,461	1,391,756	1,318,942
Non-controlling interest		569	3,023	(7,449)	2,477

Total comprehensive income attributable to:
Owners of the parent company		2,713,924	2,879,484	1,389,366	1,509,649
Non-controlling interest		569	3,023	(7,449)	2,477

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	5.2353	4.8056	2.7104	2.4986
Diluted earnings per share	26	5.1654	4.7497	2.6736	2.4616

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the six months period ended June 30, 2026 and 2025 In thousands of Brazilian Reais

Unaudited interim condensed consolidated statements of changes in equity

		Attributable to owners of the parent
			Capital reserve		Other comprehensive income and Other
	Notes	Issued Capital	Additional paid-in capital	Other Reserves		Retained Earnings	Treasury Shares	Total	Non-Controlling interest	Total Equity

Balances as of December 31, 2024		26	5,651,493	15,288,196	(673,978)	—	(222,180)	20,043,557	3,680	20,047,237

Comprehensive income for the period
Net income for the period		—	—	—	—	2,554,461	—	2,554,461	3,023	2,557,484
Other comprehensive income, net		—	—	—	325,023	—	—	325,023	—	325,023

Transactions with shareholders - contributions and distributions
Share based plan	25	—	28,563	235,627	—	—	—	264,190	199	264,389
Other changes in equity, net		—	—	—	(9,157)	—	—	(9,157)	(1)	(9,158)
Acquisition of treasury shares		—	—	—	—	—	(914,825)	(914,825)	—	(914,825)
Cancellation of treasury shares	18	—	(999,215)	—	—	—	999,215	—	—	—

Allocations of the net income for the period
Dividends distributed		—	—	—	—	—	—	—	(358)	(358)

Balances as of June 30, 2025		26	4,680,841	15,523,823	(358,112)	2,554,461	(137,790)	22,263,249	6,543	22,269,792

Balances as of December 31, 2025		28	4,313,542	19,695,348	(337,113)	—	(125,104)	23,546,701	1,007	23,547,708

Comprehensive income for the period
Net income for the period		—	—	—	—	2,701,477	—	2,701,477	569	2,702,046
Other comprehensive income, net		—	—	—	12,447	—	—	12,447	—	12,447

Transactions with shareholders - contributions and distributions
Share based plan		—	42,364	121,640	—	—	—	164,004	7	164,011
Other changes in equity, net		—	—	(19,248)	(60,471)	—	—	(79,719)	(791)	(80,510)
Treasury shares	18	—	—	—	—	—	(995,951)	(995,951)	—	(995,951)

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the six months period ended June 30, 2026 and 2025 In thousands of Brazilian Reais
Allocations of the net income for the period
Dividends distributed	18	—	—	(517,886)	—	—	—	(517,886)	(196)	(518,082)

Balances as of June 30, 2026		28	4,355,906	19,279,854	(385,137)	2,701,477	(1,121,055)	24,831,073	596	24,831,669

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the six months period ended June 30, 2026 and 2025 In thousands of Brazilian Reais

Unaudited interim condensed consolidated statements of cash flows

		Six months period ended June 30,
	Note	2026	2025

Operating activities
Income before income tax		2,858,617	2,580,630

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	23	99,174	72,271
Amortization of intangible assets	23	86,671	78,427
Loss on write-off of right-of-use assets, property and equipment and intangible assets and lease, net	11	38,053	23,413
Share of profit or (loss) in associates	10	(73,045)	(29,801)
Expected credit losses on financial assets	9	207,570	235,950
Provision for contingencies, net	20	20,551	(3,502)
Net foreign exchange differences		(284,256)	(1,061,453)
Share based plan		164,011	264,389
Interest accrued, including monetary correction on contingent liabilities		194,109	301,842
Loss on disposal of property and equipment		—	3,795

Changes in assets and liabilities
Securities (assets and liabilities)		11,120,722	(30,351,632)
Derivative financial instruments (assets and liabilities)		(2,001,768)	5,153,086
Securities trading and intermediation (assets and liabilities)		(3,498,142)	(475,783)
Securities purchased (sold) under resale (repurchase) agreements		(4,614,527)	12,058,905
Accounts receivable		209,098	(293,716)
Loan operations		(1,435,901)	(4,067,491)
Prepaid expenses		(350,499)	192,160
Other assets and deposits at central banks and other financial assets		1,385,753	1,840,812
Accounts payable		(2,505)	(43,580)
Financing instruments payable		(4,167,666)	10,843,800
Social and statutory obligations		(103,658)	(234,283)
Tax and social security obligations		(179,878)	30,339
Retirement plans liabilities		4,700,006	6,651,782
Other liabilities and other financial liabilities		(309,563)	(1,243,851)

Cash from (used in) operations		4,062,927	2,526,509

Income tax paid		(394,642)	(182,807)
Contingencies paid	20	(34,602)	(23,465)
Interest paid	30	(107,711)	(88,262)
Additional contingent consideration paid		—	(109,628)
Net cash flows from (used in) operating activities		3,525,972	2,122,347

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the six months period ended June 30, 2026 and 2025 In thousands of Brazilian Reais

Six months period ended June 30,
Note	2026	2025

Investing activities
Acquisition of property and equipment	11	(88,838)	(63,374)
Acquisition of intangible assets	11	(261,576)	(115,744)
Capital (contributions)/reductions in associates	10	—	14,406
Dividends received from associates	10	2,541	31,934
(Acquisition)/disposal of associates measured at fair value	30	(65,000)	(113,127)
(Acquisition)/disposal of associates		(16,492)	(1,135)
Contingent consideration paid	27	—	(9,554)
Net cash flows from (used in) investing activities		(429,365)	(256,594)

Financing activities
Acquisition of borrowings	30	1,617,337	2,385,137
Acquisition of treasury shares	18	(995,951)	(914,825)
Payments of borrowings and lease liabilities	30	(71,940)	(796,276)
Payment of debt securities issued	30	(2,285,684)	(1,266,496)
Dividends paid	18(d)	(517,886)	—
Dividends paid to non-controlling interests	18	(196)	(358)
Net cash flows from (used in) financing activities		(2,254,320)	(592,818)

Net increase/(decrease) in cash and cash equivalents		842,287	1,272,935
Cash and cash equivalents at the beginning of the period		19,220,538	12,909,616
Effects of exchange rate changes on cash and cash equivalents		(22,624)	(10,065)
Cash and cash equivalents at the end of the period		20,040,201	14,172,486
Cash		7,977,876	12,087,514
Securities purchased under resale agreements	3	5,055,547	744,683
Bank deposit certificates	4	132,771	40,290
Non-compulsory deposits at Brazilian Central Bank	14	6,874,007	1,299,999

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

1  Operations

XP Inc. (the “Company”) is a Cayman Island company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 71.49% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil and USA. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of June 30, 2026 were approved by the Board of Director’s on August 17, 2026.

1.1  Share buy-back programs

On November 19, 2024, the Board of Directors approved a new share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$ 1.0 billion of its outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions. The repurchase limit of R$ 1.0 billion was reached on May 12, 2025 and the program has terminated.

On May 19, 2025, the Board of Directors approved a new share buy-back program under which XP may repurchase up to the amount equivalent to R$ 1.0 billion of its outstanding Class A common shares over a period beginning on May 21, 2025, continuing until the earlier of the completion of the repurchase or December 31, 2026, depending on market conditions. The repurchase limit of R$ 1.0 billion was reached on October 20, 2025 and the program has terminated.

On November 17, 2025, the Board of Directors approved a new share buy-back program, under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 18, 2025, continuing until the earlier of the completion of the repurchase or November 18, 2026, depending on market conditions. The repurchase limit of R$ 1.0 billion was reached on June 12, 2026 and the program has terminated.

On May 15, 2026, the Board of Directors approved a new share buy-back program, under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 19, 2026, continuing until the earlier of the completion of the repurchase or May 20, 2027, depending on market conditions.

As of June 30, 2026, the Company held in treasury 11,751,655 Class A shares (equivalent to R$ 1 billion or US$ 197 million), acquired under its share buy-back programs, which were acquired at an average price of US$ 16.74 per share, with prices ranging from US$ 15.13 to US$ 22.30.

1.2  Corporate reorganization

In order to improve corporate structure, Group’s capital and cash management, XP Inc. concluded some entity reorganizations, as follows:

(i)	XP Investimentos S.A. spin-off: On May 1, 2025, the investment held by XP Investimentos S.A. in XP Controle 5 Participações and some commercial notes issued by XP Investimentos were spun off. As a result of this transaction, XP Controle 5 Participações became a wholly-owned subsidiary of Banco XP.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
(ii)	Termination of UK operations: On December 23, 2025, the Group submitted a request to the United Kingdom Companies House to place its subsidiaries, XP Holding UK and XP Investments UK, into liquidation. These entities no longer held licenses to conduct operations in the UK and had no registered assets, liabilities, or employees.

(iii)	XP US reorganization: On March 23, 2026, the Group approved a corporate reorganization which aims to transfer all shares of XP Holding International LLC and XP Advisoy US Inc. (collectively, “XP US”), currently held by XP Inc., to XP Investimentos S.A., a subsidiary of Banco XP. The transaction is subject to approval by the Central Bank of Brazil, which is expected to occur during 2026.

The corporate reorganization events described above had no material impacts on the Group’s financial position and results of operations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

2  Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheet as of June 30, 2026, the unaudited interim condensed consolidated statements of income, changes in equity, cash flows and comprehensive income for the six months period ended June 30, 2026 and 2025 (the “financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2025	Description
3.	Summary of material accounting policies
4.	Significant accounting judgments, estimates and assumptions
5.	Group structure
10.	Accounts receivable
11.	Recoverable taxes
20.	Social and statutory obligations
21.	Taxes and social security obligations
25. (a)	Key-person management compensation

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation and functional currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The accounting policies adopted in the preparation of this interim condensed consolidated financial statements are consistent with those disclosed in the Group's annual consolidated financial statements for the year ended December 31, 2025. For standards, interpretations and amendments not yet adopted, see Note 2(b).

b)	Standards, interpretations, and amendments not yet adopted

(i)	IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027): Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

(ii)	IFRS 18 Presentation and Disclosure in Financial Statements: The standard replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 - Earnings per Share. IFRS 18 introduces new requirements to:

•	present specified categories and defined subtotals in the statement of profit or loss

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

•	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. Although IFRS 18 does not change the recognition criteria or measurement basis, the Group is in the process of evaluating the impacts of IFRS 18 and it may have a significant impact on the presentation of the Group's consolidated income statement in future periods.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
c)	Basis of consolidation

There were no changes since December 31, 2025, in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

(iii)	Interests in associates measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Plêiades (current denomination of XP FIP Managers) and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

d)	Business combinations and other developments

(i)	Minority stake acquisitions

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

During the year ended December 31, 2024, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in other three IFAs. The total fair value consideration recorded for those acquisitions is R$ 416,281, including the goodwill in a total amount of R$ 200,752. As of June 30, 2026, from the total fair value consideration: (i) R$ 225,766 was paid in cash during 2024, (ii) R$ 106,412 was settled through the private issuance of XP Inc Class A shares (see note 18a), (iii) R$ 17,227 was recorded as contingent consideration (Note 14(b)), (iv) R$ 46,442 was paid in cash during 2025 (including monetary correction on this amount) and (v) there is a remaining amount of R$ 16,932 to be paid (including monetary correction on this amount).

During the year ended December 31, 2025, XP Inc., through its subsidiary XP Controle 5 Participações Ltda., acquired minority stakes in other IFAs of its IFAs network. The total fair value consideration recorded for those acquisitions is R$325,502 (paid in cash during 2025), including the preliminary goodwill in a total amount of R$165,396.

During the six months period ended June 30, 2026, XP Inc. entered in an agreement through its subsidiary XP Controle 5 Participações Ltda. to acquire a minority stake in other IFA of its IFAs network. The total fair value consideration recorded for the acquisition is R$ 65,000, including the preliminary goodwill in a total amount of R$ 58,996. As of June 30, 2026, the total fair value consideration of R$ 65,000 was paid in cash.

The goodwill recognized in those transactions is mainly attributable to expected synergies arising from the investments. Preliminary goodwill presented refers to acquisitions completed less than one year since the acquisition date, in which the Group is obtaining the information necessary to measure the goodwill arising from these acquisitions.

(ii) Business combinations

During the six months period ended June 30, 2026, XP Inc., through its subsidiary XP Vista Asset Management Ltda., acquired 100% of Augme Holding Participações Ltda. and obtained control over it and its subsidiary Augme Capital Gestão de Recursos Ltda. The total fair value consideration recorded for the acquisition is R$ 96,900, including the preliminary goodwill in a total amount of R$ 90,655. As of June 30, 2026, from the total fair value consideration: (i) R$ 16,492 was paid in cash, (ii) R$ 42,500 was recorded as contingent consideration (Note 14(b)) and (iii) R$ 37,908 to be paid.

e)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21(c) for a breakdown of total revenue and income and selected assets by geographic location.

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2025.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

3  Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	June 30, 2026	December 31, 2025
Collateral held	4,496,393	3,295,803
Brazilian sovereign bonds (i)	3,830,909	2,530,502
Corporate debt - local (ii)	471,412	573,982
Real estate-backed instruments (ii)	193,758	101,281
Other (ii)	314	90,038

Collateral repledge	19,752,437	11,866,126
Brazilian sovereign bonds (i)	6,762,302	260,629
Corporate debt - local (ii)	10,586,332	8,761,184
Real estate-backed instruments (ii)	1,379,577	1,729,958
Interbank Deposits Certificate (CDIs) (ii)	988,648	632,257
Other (ii)	35,578	482,098

Collateral sold	1,366,371	1,903,735
Brazilian sovereign bonds (i)	1,366,371	1,903,735

Expected Credit Loss (iii)	(4,157)	(2,565)
Total	25,611,044	17,063,099

(i)	Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.

(ii)	Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.

(iii)	The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 9.

As of June 30, 2026, securities purchased under resale agreements were carried out at annual average interest rates of 14.56% (15.44% as of December 31, 2025).

As of June 30, 2026, the amount of R$ 5,055,547 (December 31, 2025 - R$ 3,518,460), from the total amount of collateral held portfolio and interbank deposits certificates, is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	June 30, 2026	December 31, 2025
Brazilian sovereign bonds	31,131,713	21,595,733
Corporate debt – local	19,754,298	22,607,747
Real estate-backed instruments	5,984,245	7,336,475
Agribusiness-backed instruments	75,056	1,544,830
Corporate debt – foreign	4,166,481	5,629,084
Total	61,111,793	58,713,869

As of June 30, 2026, securities sold under repurchase agreements were agreed with annual average interest rates of 13.60%  (December 31, 2025 – 14.41%), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

4  Securities

a)	Securities classified at fair value through profit or loss are presented in the following table:

				June 30, 2026				December 31, 2025
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)
Financial assets
At fair value through profit or loss
Brazilian sovereign bonds	63,281,252	63,415,744	59,073,752	4,341,992	55,596,263	56,313,856	51,911,967	4,401,889
Foreign sovereign bonds	103,191	103,191	103,191	—	1,814,964	1,818,020	1,818,020	—
Real estate–backed instruments	3,765,396	3,663,593	3,598,741	64,852	4,389,266	4,276,576	4,276,495	81
Agribusiness–backed instruments	4,958,526	4,782,004	4,757,077	24,927	4,842,682	4,830,980	4,822,577	8,403
Corporate debt – local	13,469,714	13,211,001	13,199,856	11,145	17,090,433	17,178,981	16,035,155	1,143,826
Corporate debt – foreign	7,678,756	7,673,927	7,673,927	—	8,245,936	7,987,265	7,987,265	—
Bank funding instruments (CDB) (ii)	780,185	780,312	626,289	154,023	455,242	463,133	366,143	96,990
Bank funding instruments (Others)	2,978,047	2,983,927	832,750	2,151,177	1,411,719	1,515,827	89,224	1,426,603
Structured notes	61,195	61,195	61,195	—	42,161	50,076	50,076	—
Investment funds	101,668,221	101,668,221	11,215,311	90,452,910	96,353,891	96,353,891	11,300,338	85,053,553
Equity securities	7,244,135	7,244,135	7,244,135	—	7,613,050	7,613,050	7,170,531	442,519
Others (iii)	1,357,031	1,356,954	1,333,642	23,312	430,697	432,405	422,864	9,541
Total	207,345,649	206,944,204	109,719,866	97,224,338	198,286,304	198,834,060	106,250,655	92,583,405

(i)	Those financial products represent investment contracts that take the legal form of retirement plans and the most part of the plans do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of June 30, 2026, those assets represent R$137,554 (December 31, 2025 - R$ 123,761).

(ii)	Bank deposit certificates include R$ 132,771 (December 31, 2025 – R$ 90,443) presented as cash equivalents in the statements of cash flows.

(iii)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

b)	Securities at fair value through other comprehensive income are presented in the following table:

			June 30, 2026			December 31, 2025
	Gross carrying amount	Fair value adjustments through OCI	Fair value	Gross carrying amount	Fair value adjustments through OCI	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	31,298,202	(784,530)	30,513,672	39,785,892	(742,177)	39,043,715
Foreign sovereign bonds	—	—	—	3,179,468	165	3,179,634
Corporate debt – local	396,618	(5,446)	391,172	—	—	—
Total	31,694,820	(789,976)	30,904,844	42,965,360	(742,012)	42,223,349

The amount reclassified upon derecognition from accumulated OCI to the Group’s consolidated statement of income, in “Net income/(loss) from financial instruments at fair value through profit or loss”, for the period was R$ 8,203 (June 30, 2025 - R$ 57,899).

c)	Securities evaluated at amortized cost are presented in the following table:

			June 30 2026			December 31, 2025
	Gross carrying amount	Expected credit loss	Book Value	Gross carrying amount	Expected credit loss	Book Value
Financial assets
At amortized cost
Brazilian sovereign bonds	718,583	—	718,583	2,221,521	—	2,221,521
Foreign sovereign bonds	282,603	(4)	282,599	282,696	(3)	282,693
Agribusiness–backed instruments	470,146	(2,198)	467,948	476,312	(2,191)	474,121
Corporate debt – local	4,044,838	(22,510)	4,022,328	4,455,395	(26,798)	4,428,597
Total	5,516,170	(24,712)	5,491,458	7,435,924	(28,992)	7,406,932

(i) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 9.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

		June 30, 2026		December 31 2025
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities (i)	26,524,647	26,524,647	20,388,644	20,388,644

(i) Mainly related to stock loan operations carried out through the Group's proprietary funds.

e)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible debentures, in the aggregate amount of R$ 500,018, and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

		June 30, 2026		December 31, 2025
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Corporate debt - local	673,931	515,048	650,975	654,815

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the six months period ended June 30, 2026 and 2025.

f)	Securities classified by maturity:

		Assets		Liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Financial assets
At fair value through PL and OCI
Current	126,920,768	129,999,761	26,524,647	20,388,644
Non-stated maturity	108,912,356	103,966,940	26,524,647	20,388,644
Up to 3 months	8,521,766	16,750,622	—	—
From 4 to 12 months	9,486,646	9,282,199	—	—

Non-current	110,928,280	111,057,648	515,048	654,815
After one year	110,928,280	111,057,648	515,048	654,815

Evaluated at amortized cost
Current	815,118	2,696,669	—	—
Up to 3 months	230,879	1,930,685	—	—
From 4 to 12 months	584,239	765,984	—	—

Non-current	4,676,340	4,710,263	—	—
After one year	4,676,340	4,710,263	—	—

Total	243,340,506	248,464,341	27,039,695	21,043,459

The reconciliation of expected loss to financial assets at amortized cost segregated by stages is demonstrated in Note 9.

5  Derivative financial instruments and hedging activities

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

							June 30, 2026
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years
Assets
Option contracts	5,236,287,014	18,106,520	38	3,974,471	6,143,772	7,988,195	82
Swap contracts	960,656,239	21,924,628	46	2,498,736	4,173,774	10,403,508	4,848,610
Forward contracts	255,892,276	1,965,608	4	1,134,484	192,952	461,541	176,631
Future contracts	431,714,596	5,676,119	12	15,053	904,575	4,037,871	718,620
Total	6,884,550,125	47,672,875	100	7,622,744	11,415,073	22,891,115	5,743,943

Liabilities
Option contracts	4,636,064,748	21,478,701	51	3,755,918	7,207,246	7,947,214	2,568,323
Swap contracts	894,513,275	14,269,549	34	1,808,924	5,088,071	5,279,376	2,093,178
Forward contracts	573,482,125	3,634,519	8	1,738,031	681,324	750,667	464,497
Future contracts	283,835,251	2,875,488	7	121,491	653,176	1,970,097	130,724
Total	6,387,895,399	42,258,257	100	7,424,364	13,629,817	15,947,354	5,256,722

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
							December 31, 2025
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years
Assets
Option contracts	3,055,103,887	13,520,972	33	2,631,248	6,012,043	4,877,594	87
Swap contracts	914,003,115	20,361,017	50	3,906,979	1,149,103	11,540,141	3,764,794
Forward contracts	131,460,114	1,071,790	3	937,529	14,282	57,942	62,037
Future contracts	209,334,260	5,966,802	14	15,143	1,532,495	4,108,917	310,247
Total	4,309,901,376	40,920,581	100	7,490,899	8,707,923	20,584,594	4,137,165

Liabilities
Option contracts	2,923,722,965	17,264,242	46	1,303,303	7,100,530	5,280,495	3,579,914
Swap contracts	862,383,442	14,937,416	40	1,857,900	1,393,812	10,515,355	1,170,349
Forward contracts	144,316,614	1,681,224	4	1,084,705	366,860	192,055	37,604
Future contracts	304,575,581	3,664,058	10	26,793	1,044,120	2,360,069	233,076
Total	4,234,998,602	37,546,940	100	4,272,701	9,905,322	18,347,974	5,020,943

	June 30, 2026		December 31, 2025
	Notional (i)	Fair value	Notional (i)	Fair value

Option contracts
Assets
Commodities	346,253,199	90,953	20,592,062	310,526
Foreign exchange	3,273,020,796	5,156,830	72,853,018	3,315,588
Interest	1,575,317,970	6,672,542	2,831,484,361	3,165,811
Share	41,695,049	6,186,195	130,174,446	6,729,047

Liabilities
Commodities	351,780,055	(273,284)	200,509,247	(504,494)
Foreign exchange	2,570,537,715	(6,347,764)	74,802,937	(4,438,639)
Interest	1,670,503,718	(2,124,133)	2,586,274,296	(932,898)
Share	43,243,260	(12,733,520)	62,136,485	(11,388,211)

Swap contracts
Assets
Commodities	190,346	28,442	2,244,350	95,115
Foreign exchange	4,019,276	485,512	60,549,711	3,583,555
Interest	924,030,205	20,887,564	821,149,048	14,657,464
Share	32,416,412	523,110	30,060,006	2,024,883

Liabilities
Commodities	36,788	(5,172)	1,952,740	(48,201)
Foreign exchange	13,977,866	(1,917,402)	34,241,157	(1,574,705)
Interest	813,558,281	(11,388,363)	789,512,985	(12,134,315)
Share	66,940,340	(958,612)	36,676,560	(1,180,195)

Forward contracts
Assets
Commodities	3,464,881	304,107	4,791,603	60,659
Foreign exchange	251,823,368	1,059,798	124,996,692	420,217
Interest	604,027	601,703	681,240	581,240
Share	—	—	990,579	9,674

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
Liabilities
Commodities	23,568,398	(437,951)	4,621,730	(72,952)
Foreign exchange	548,644,341	(1,780,870)	136,860,587	(309,570)
Interest	1,269,386	(1,415,698)	1,759,346	(1,284,289)
Share	—	—	1,074,951	(14,413)

Future contracts
Assets
Commodities	38,358,454	20,766	18,811,916	8,655
Foreign exchange	—	—	22,610,678	171,319
Interest	160,364,984	5,654,047	167,526,834	5,786,166
Share	232,991,158	1,306	384,832	662

Liabilities
Commodities	40,422,918	(60,426)	28,191,142	(15,874)
Foreign exchange	—	—	16,866,362	(50,492)
Interest	52,348,998	(2,813,530)	259,471,046	(3,597,542)
Share	191,063,335	(1,532)	47,031	(150)

Total Assets	6,884,550,125	47,672,875	4,309,901,376	40,920,581
Total Liabilities	6,387,895,399	(42,258,257)	4,234,998,602	(37,546,940)
Net	496,654,726	5,414,618	74,902,774	3,373,641

(i)	Notional amounts represent the sum of gross long and short derivative contracts and provide an indication of the volume of the Group’s derivative activity. They do not represent anticipated losses or actual exposure. For most derivative contracts, the notional amount is not exchanged and it serves solely as a reference amount used to calculate payments between the parties.

Derivatives designated as hedges

XP Inc. applies hedge accounting to certain derivatives when these instruments are used to hedge exposures that meet the criteria for hedge accounting under IFRS 9 – Financial Instruments. However, the Group does not apply hedge accounting to all derivatives used in its risk management activities. For example, certain derivatives used for economic hedging purposes may not qualify for hedge accounting due to the complexity of demonstrating the required effectiveness or documentation criteria. As a result, some derivatives are accounted for at fair value through profit or loss, with changes in fair value recognized directly in profit or loss.

To qualify for hedge accounting, XP Inc. requires that the hedging relationship is formally documented at inception, including the risk management objective, the identification of the hedging instrument and the hedged item, the nature of the risk being hedged, and the method for assessing hedge effectiveness both prospectively and retrospectively. The company assesses hedge effectiveness using quantitative methods such as the Dollar Offset Method, comparing changes in the fair value or cash flows of the hedging instrument and the hedged item attributable to the hedged risk.

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

Sources of ineffectiveness are generally related to:

(a)	Possible mismatches between the maturity dates of the hedging instrument and the hedged item;

(b)	Possible mismatches between the notional amounts of the hedging instrument and the hedged item;

(c)	The churn rate associated with the fair value estimate of the shares granted under the Company’s share-based plan, and considered when contracting the hedging instruments, which is calculated to accrue the impact of cancellations during the term of the plan.

Hedge effectiveness is assessed at inception and on an ongoing basis, at least quarterly. If a hedge is determined to be ineffective or the hedging relationship ceases to meet the qualifying criteria, hedge accounting is discontinued prospectively. Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated statement of income.

The following table outlines the Group’s primary uses of derivatives and the related hedge accounting designation or disclosure category:

Type of Derivative	Use of Derivative	Designation and disclosure
Specifically identified risk exposures in qualifying hedge accounting relationships:
Foreign exchange future	Hedge of the Group’s investments in subsidiaries located in the United States (XP Holding International LLC and XP Advisory US) to protect against US$ exchange rate fluctuations.	Net investment hedge
Interest rate future	Hedge fixed-rate assets and liabilities to mitigate fair value changes, protect against exchange rate fluctuations, and avoid temporary impacts on profit or loss arising from interest rate movements and cash flows related to interest payments and receipts.	Fair value hedge
Interest rate future	Hedge floating-rate exposure on loan operations indexed to IPCA to avoid temporary fluctuations in statements of income arising from changes in the interest rate market.	Fair value hedge
Foreign exchange future	Hedge to protect the change in the fair value related to foreign exchange fluctuations arising from the bond issued by XP Inc.	Fair value hedge
SWAP-TRS	Hedge the cash flow exposure related to XP share price fluctuations on labor tax payments arising from the share-based plans, ensuring predictability of future obligations.	Cash flow hedge

Group’s outstanding hedge accounting relationships

(i) Hedge of net investment in foreign operations

The objective of the Group is to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States (XP Holding International LLC. and XP Advisors Inc). The Group has entered into future contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

(ii) Fair value hedges

The Group’s fair value strategies consist of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign bonds issued by Brazilian government in BRL and corporate debt bonds through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. The hedge is contracted in order to neutralize the exposure arising from the risk-free portion of the fixed-income securities, excluding the portion of the securities’ remuneration represented by the credit spread.

•	Hedging the exposure to fixed interest rates in BRL arising from the payroll loans portfolio through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

•	Hedging the exposure to floating interest rates in BRL arising from loan and debt instruments indexed to IPCA (Brazilian inflation index) through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

(iii) Cash flow hedges

The Group applies cash flow hedge in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The table below summarizes notional amounts and changes in both the hedged item and the hedging instruments used to calculate hedge effectiveness of all the Group’s hedge accounting relationships:

	Hedged item			Hedge instrument
		Book Value	Variation in value recognized in income or other comprehensive income (i)	Notional value	Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
June 30, 2026	Assets	Liabilities
Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	702,669	—	(41,551)	708,275	39,209	—
Total net investment hedge	702,669	—	(41,551)	708,275	39,209	—

Fair value hedge
Interest rate risk
Structured notes	—	19,905,605	482,164	21,387,474	(507,759)	(25,595)
Issued bonds	—	2,688,763	178,653	2,690,459	(159,372)	19,281
Brazilian sovereign bonds	7,336,238	—	23,968	7,179,517	(17,293)	6,675
Payroll loans	2,135,620	—	22,401	1,529,031	(34,816)	(12,415)
Debt instruments	3,435,086	—	72,562	3,127,041	(73,977)	(1,415)
Total interest rate risk	12,906,944	22,594,368	779,748	35,913,522	(793,217)	(13,469)

Foreign exchange risk
Issued bonds	—	47,171	10,553	56,448	(9,008)	1,545
Total foreign exchange risk	—	47,171	10,553	56,448	(9,008)	1,545

Total fair value hedge	12,906,944	22,641,539	790,301	35,969,970	(802,225)	(11,924)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

Cash flow hedge				—	—
Market price risk	—	—	—	—	—
Long term incentive plan taxes	—	233,047	24,633	261,241	(31,471)	(6,838)
Total cash flow hedge	—	233,047	24,633	261,241	(31,471)	(6,838)

Total	13,609,613	22,874,586	773,383	36,939,486	(794,487)	(18,762)

	Hedged item			Hedge instrument
		Book Value	Variation in value recognized in income or other comprehensive income (i)	Notional value	Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
December 31, 2025	Assets	Liabilities
Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	684,297	—	(70,908)	677,325	77,912	7,004
Total net investment hedge	684,297	—	(70,908)	677,325	77,912	7,004

Fair value hedge
Interest rate risk
Structured notes	—	20,428,519	(819,917)	21,599,440	840,227	20,310
Issued bonds	—	2,317,198	159,648	2,353,595	(189,556)	(29,908)
Brazilian sovereign bonds	16,710,279	—	160,659	16,262,973	(166,510)	(5,851)
Payroll loans	1,934,158	—	68,977	1,788,141	(48,484)	20,493
Debt instruments	3,664,357	—	74,226	3,720,117	(35,235)	38,991
Total interest rate risk	22,308,794	22,745,717	(356,407)	45,724,266	400,442	44,035

Foreign exchange risk
Issued bonds	—	43,441	7,544	43,496	(7,609)	(65)
Total foreign exchange risk	—	43,441	7,544	43,496	(7,609)	(65)

Total fair value hedge	22,308,794	22,789,158	(348,863)	45,767,762	392,833	43,970

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	185,923	(62,240)	226,601	49,199	(13,041)
Total cash flow hedge	—	185,923	(62,240)	226,601	49,199	(13,041)

Total	22,993,091	22,975,081	(482,011)	46,671,688	519,944	37,933

(i)	For net investment hedges and cash flow hedges, the effective portion of changes in fair value is recognized in Other Comprehensive Income (OCI), while for fair value hedges, changes in fair value are recognized in profit or loss.

(ii)	Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated income statement.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

6  Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	June 30, 2026	December 31, 2025
Pledged asset loans	25,140,843	26,185,440
Retail	13,425,021	14,155,005
Companies	4,220,268	4,549,379
Credit card	7,495,554	7,481,056
Non-pledged loans	10,739,913	8,432,588

Retail	359,390	265,192
Companies	8,788,896	6,251,739
Credit card	1,591,627	1,915,657
Total loans operations	35,880,756	34,618,028
Expected Credit Loss (Note 9)	(439,530)	(475,943)
Total loans operations, net of Expected Credit Loss	35,441,226	34,142,085

By maturity	June 30, 2026	December 31, 2025
Overdue by 1 day or more	306,246	330,382
Due in 3 months or less	8,497,654	8,252,877
Due after 3 months through 12 months	8,385,034	8,345,591
Due after 12 months	18,691,822	17,689,178
Total loans operations	35,880,756	34,618,028

By concentration	June 30, 2026	December 31, 2025
Largest debtor	3,800,613	4,175,501
10 largest debtors	9,013,867	6,950,812
20 largest debtors	11,327,647	8,133,975
50 largest debtors	13,912,598	9,770,062
100 largest debtors	15,550,728	10,838,691

XP Inc offers loan products through Banco XP to its customers. The loan products offered are mostly (70% as of June 30, 2026 and 76% as of December 31, 2025) collateralized by customers’ investments on XP platform.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stages, according with IFRS 9, is demonstrated in Note 9.

7  Prepaid expenses

	June 30, 2026	December 31, 2025
Commissions and premiums paid in advance (i)(iii)	3,503,409	3,666,524
Marketing expenses	33,021	11,537
Services paid in advance (ii)	25,445	39,639
Other expenses paid in advance (iv)	852,028	345,704
Total	4,413,903	4,063,404

Current	1,125,902	959,701
Non-current	3,288,001	3,103,703

(i)	Mostly comprised of commissions paid by XP CCTVM to its IFAs in order to establish a long-term relationship with this network. These commissions are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the contract's term period.

(ii)	Mostly related to software subscription licenses (software as a service "SaaS").

(iii)	Include balances with related parties, in connection with the transactions disclosed on Note 19.

(iv)	Includes an advance payment of monthly contributions to the Fundo Garantidor de Créditos (FGC), which was made in March 2026 as an one-time payment.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

8  Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+5.

	June 30, 2026	December 31, 2025
Receivables from clearing organizations	173,397	811,748
Debtors pending settlement	7,351,158	5,568,093
Other	33,192	67,026
(-) Expected losses on Securities trading and intermediation (a)	(135,963)	(147,384)
Total Assets	7,421,784	6,299,483

	June 30, 2026	December 31, 2025
Payables to clearing organizations	2,037,732	2,171,301
Creditors pending settlement	4,846,360	5,189,525
Customer's cash on investment account	13,149,452	15,059,980
Total Liabilities	20,033,544	22,420,806

(a)	The reconciliation of gross carrying amount and the expected loss segregated by stages, according with IFRS 9, are demonstrated in Note 9.

9  Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)       Reconciliation of carrying amount of Financial Assets

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model and the simplified approach and the ECLs as of June 30, 2026:

Stage 1	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Balances as of June 30, 2026

Financial assets amortized cost
Securities	7,360,624	(1,893,690)	—	—	507	—	—	5,467,441
Securities purchased under resale agreements	17,065,664	8,549,537	—	—	—	—	—	25,615,201
Loans operations	32,051,628	1,916,528	(1,574,184)	(176,353)	822,495	5,614	—	33,045,728
Total on-balance exposures	56,477,916	8,572,375	(1,574,184)	(176,353)	823,002	5,614	—	64,128,370
Off-balance exposures (credit card limits)	7,373,720	5,327,056	(139,767)	(2,506)	626,743	7,258	—	13,192,504
Total exposures	63,851,636	13,899,431	(1,713,951)	(178,859)	1,449,745	12,872	—	77,320,874

Stage 2	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Balances as of June 30, 2026

Financial assets amortized cost
Securities	1,103	(596)	(507)	—	—	—	—	—
Loans operations	1,870,235	(319,309)	(822,495)	(72,663)	1,574,184	1,698	—	2,231,650
Total on-balance exposures	1,871,338	(319,905)	(823,002)	(72,663)	1,574,184	1,698	—	2,231,650
Off-balance exposures (credit card limits)	629,614	104,963	(626,743)	(43)	139,767	5,875	—	253,433
Total exposures	2,500,952	(214,942)	(1,449,745)	(72,706)	1,713,951	7,573	—	2,485,083

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
Stage 3	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Balances as of June 30, 2026

Financial assets amortized cost
Securities	74,197	(25,468)	—	—	—	—	—	48,729
Loans operations	696,165	(193,579)	(5,614)	(1,698)	176,353	72,663	(140,912)	603,378
Total on-balance exposures	770,362	(219,047)	(5,614)	(1,698)	176,353	72,663	(140,912)	652,107
Off-balance exposures (credit card limits)	13,183	3,108	(7,258)	(5,875)	2,506	43	—	5,707
Total exposures	783,545	(215,939)	(12,872)	(7,573)	178,859	72,706	(140,912)	657,814

Consolidated Stages	Balances as of December 31, 2025	Acquisition / (Settlements)	Write-Off	Balances as of June 30, 2026

Financial assets amortized cost
Securities	7,435,924	(1,919,754)	—	5,516,170
Securities purchased under resale agreements	17,065,664	8,549,537	—	25,615,201
Loans operations	34,618,028	1,403,640	(140,912)	35,880,756
Total on-balance exposures	59,119,616	8,033,423	(140,912)	67,012,127
Off-balance exposures (credit card limits)	8,016,517	5,435,127	—	13,451,644
Total exposures	67,136,133	13,468,550	(140,912)	80,463,771

Stage 1	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Balances as of December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	53,250,910	(11,027,561)	—	—	—	—	—	42,223,349
Financial assets amortized cost
Securities	2,850,108	4,585,816	(1,103)	(74,197)	—	—	—	7,360,624
Securities purchased under resale agreements	22,059,501	(4,993,837)	—	—	—	—	—	17,065,664
Loans operations	26,337,288	5,949,078	(1,302,940)	(538,578)	1,603,609	3,171	—	32,051,628
Total on-balance exposures	104,497,807	(5,486,504)	(1,304,043)	(612,775)	1,603,609	3,171	—	98,701,265
Off-balance exposures (credit card limits)	7,473,577	293,552	(518,677)	(12,458)	137,723	3	—	7,373,720
Total exposures	111,971,384	(5,192,952)	(1,822,720)	(625,233)	1,741,332	3,174	—	106,074,985

Stage 2	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Balances as of December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	1,103	—	—	1,103
Loans operations	2,910,045	(585,008)	(1,603,609)	(154,591)	1,302,940	458	—	1,870,235
Total on-balance exposures	2,910,045	(585,008)	(1,603,609)	(154,591)	1,304,043	458	—	1,871,338
Off-balance exposures (credit card limits)	394,416	(144,817)	(137,723)	(941)	518,677	2	—	629,614
Total exposures	3,304,461	(729,825)	(1,741,332)	(155,532)	1,822,720	460	—	2,500,952

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
Stage 3	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Balances as of December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	74,197	—	—	74,197
Loans operations	401,211	(129,631)	(3,171)	(458)	538,578	154,591	(264,955)	696,165
Total on-balance exposures	401,211	(129,631)	(3,171)	(458)	612,775	154,591	(264,955)	770,362
Off-balance exposures (credit card limits)	5,558	(5,769)	(3)	(2)	12,458	941	—	13,183
Total exposures	406,769	(135,400)	(3,174)	(460)	625,233	155,532	(264,955)	783,545

Consolidated Stages	Balances as of December 31, 2024	Acquisition / (Settlements)	Write-Off	Balances as of December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	53,250,910	(11,027,561)	—	42,223,349
Financial assets amortized cost
Securities	2,850,108	4,585,816	—	7,435,924
Securities purchased under resale agreements	22,059,501	(4,993,837)	—	17,065,664
Loans operations	29,648,544	5,234,439	(264,955)	34,618,028
Total on-balance exposures	107,809,063	(6,201,143)	(264,955)	101,342,965
Off-balance exposures (credit card limits)	7,873,551	142,966	—	8,016,517
Total exposures	115,682,614	(6,058,177)	(264,955)	109,359,482

The following table presents the gross carrying amount of financial assets measured at amortized cost, which have their ECLs measured using the simplified approach:

Gross Carrying Amount	June 30, 2026	December 31, 2025

Securities trading and intermediation	7,557,747	6,446,867
Accounts receivable	1,280,744	1,489,842
Deposits at central banks and other financial assets	16,689,940	16,933,883
Total	25,528,431	24,870,592

b)       Expected credit loss

The table below presents the changes in ECLs, measured according to the three-stage model, for assets classified as financial assets through other comprehensive income and financial assets measured at amortized cost in the period ended June 30, 2026 and December 31, 2025, segregated by stages:

Stage 1	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Balances as of June 30, 2026

Financial assets amortized cost
Securities	16,725	3,318	—	—	7	—	—	20,050
Securities purchased under resale agreements	2,565	1,592	—	—	—	—	—	4,157
Loans operations	198,907	85,089	(18,146)	(56,089)	5,619	59	—	215,439
Total on-balance exposures	218,197	89,999	(18,146)	(56,089)	5,626	59	—	239,646
Off-balance exposures (credit card limits)	5,341	6,057	(451)	(32)	639	2	—	11,556
Total exposures	223,538	96,056	(18,597)	(56,121)	6,265	61	—	251,202

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
Stage 2	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Balances as of June 30, 2026

Financial assets amortized cost
Securities	17	(9)	(7)	—	—	—	—	1
Loans operations	45,434	36,191	(5,619)	(54,256)	18,146	148	—	40,044
Total on-balance exposures	45,451	36,182	(5,626)	(54,256)	18,146	148	—	40,045
Off-balance exposures (credit card limits)	1,210	(559)	(639)	(1)	451	4,126	—	4,588
Total exposures	46,661	35,623	(6,265)	(54,257)	18,597	4,274	—	44,633

Stage 3	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Balances as of June 30, 2026

Financial assets amortized cost
Securities	12,250	(7,589)	—	—	—	—	—	4,661
Loans operations	220,757	(22,209)	(59)	(148)	56,089	54,256	(140,912)	167,774
Total on-balance exposures	233,007	(29,798)	(59)	(148)	56,089	54,256	(140,912)	172,435
Off-balance exposures (credit card limits)	4,294	(70)	(2)	(4,126)	32	1	—	129
Total exposures	237,301	(29,868)	(61)	(4,274)	56,121	54,257	(140,912)	172,564

Consolidated Stages	Balances as of December 31, 2025	Acquisition / (Settlements)	Write-Off	Balances as of June 30, 2026

Financial assets amortized cost
Securities	28,992	(4,280)	—	24,712
Securities purchased under resale agreements	2,565	1,592	—	4,157
Loans operations	465,098	99,071	(140,912)	423,257
Total on-balance exposures	496,655	96,383	(140,912)	452,126
Off-balance exposures (credit card limits)	10,845	5,428	—	16,273
Total exposures	507,500	101,811	(140,912)	468,399

Stage 1	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Balances as of December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	15,622	(15,622)	—	—	—	—	—	—
Financial assets amortized cost
Securities	13,962	15,030	(17)	(12,250)	—	—	—	16,725
Securities purchased under resale agreements	2,364	201	—	—	—	—	—	2,565
Loans operations	79,029	317,847	(27,310)	(177,848)	7,117	72	—	198,907
Total on-balance exposures	110,977	317,456	(27,327)	(190,098)	7,117	72	—	218,197
Off-balance exposures (credit card limits)	11,264	(507)	(1,375)	(4,243)	202	—	—	5,341
Total exposures	122,241	316,949	(28,702)	(194,341)	7,319	72	—	223,538

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
Stage 2	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Balances as of December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	17	—	—	17
Loans operations	87,885	47,859	(7,117)	(110,526)	27,310	23	—	45,434
Total on-balance exposures	87,885	47,859	(7,117)	(110,526)	27,327	23	—	45,451
Off-balance exposures (credit card limits)	7,804	(7,707)	(202)	(60)	1,375	—	—	1,210
Total exposures	95,689	40,152	(7,319)	(110,586)	28,702	23	—	46,661

Stage 3	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Balances as of December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	12,250	—	—	12,250
Loans operations	230,080	(32,647)	(72)	(23)	177,848	110,526	(264,955)	220,757
Total on-balance exposures	230,080	(32,647)	(72)	(23)	190,098	110,526	(264,955)	233,007
Off-balance exposures (credit card limits)	4,019	(4,028)	—	—	4,243	60	—	4,294
Total exposures	234,099	(36,675)	(72)	(23)	194,341	110,586	(264,955)	237,301

Consolidated Stages	Balances as of December 31, 2024	Acquisition / (Settlements)	Write-Off	Balances as of December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	15,622	(15,622)	—	—
Financial assets amortized cost
Securities	13,962	15,030	—	28,992
Securities purchased under resale agreements	2,364	201	—	2,565
Loans operations	396,994	333,059	(264,955)	465,098
Total on-balance exposures	428,942	332,668	(264,955)	496,655
Off-balance exposures (credit card limits)	23,087	(12,242)	—	10,845
Total exposures	452,029	320,426	(264,955)	507,500

The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended June 30, 2026 and December 31, 2025:

Expected Credit Losses	June 30, 2026	December 31, 2025

Securities trading and intermediation	135,963	147,384
Accounts receivable	116,130	123,418
Other financial assets	113,097	20,891
Total	365,190	291,693

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

c)       Expected credit losses segregated by products

The table below presents the expected credit losses for June 30, 2026 and December 31, 2025, segregated by products:

Expected Credit Losses	June 30, 2026	December 31, 2025

Financial assets amortized cost	817,316	788,348
Securities	24,712	28,992
Securities purchased under resale agreements	4,157	2,565
Loans operations	423,257	465,098
Securities trading and intermediation (i)	135,963	147,384
Accounts receivable	116,130	123,418
Other financial assets	113,097	20,891
Total losses for exposures	817,316	788,348
Off-balance exposures (credit card limits)	16,273	10,845
Total exposures	833,589	799,193

(i)	For the six months period ended June 30, 2026, there was an amount of R$32,262 related to credit write-off of securities trading and intermediation.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

10  Investments in associates

Set out below are the associates of the Group as of June 30, 2026 and 2025.

Entity	December 31, 2025	Acquisitions (i)	Capital (reductions) / contributions	Disposals	Equity in earnings	Dividends received	Other changes in equity (iv) (v)	June 30, 2026
Equity-accounted method
Associates (ii.a)	2,113,639	65,000	—	—	73,045	(2,541)	(35,154)	2,213,989
Measured at fair value
Associates (iii)	1,521,675	—	—	—	—	—	(17,873)	1,503,802
Total	3,635,314	65,000	—	—	73,045	(2,541)	(53,027)	3,717,791
Entity	December 31, 2024	Acquisitions (i)	Capital (reductions) / contributions	Disposals	Equity in earnings	Dividends received	Other changes in equity (iv) (v)	June 30, 2025
Equity-accounted method
Associates (ii.a)	1,972,501	50,400	(14,406)	—	29,801	(31,934)	(35,577)	1,970,785
Measured at fair value
Associates (iii)	1,546,278	2,245	—	(1,111)	—	—	—	1,547,412
Total	3,518,779	52,645	(14,406)	(1,111)	29,801	(31,934)	(35,577)	3,518,197

(i)	Includes the minority stake acquisitions disclosed in the Note 2 (d)(i).

(ii)	As of June 30, 2026 and December 31, 2025, includes the interests in the total and voting capital of the following companies:

(a)	Associates - Wealth High Governance Holding de Participações S.A. (49.90% of the total and voting capital on June 30, 2026 and December 31, 2025); NK112 Empreendimentos e Participações S.A. (49.90% of the total and voting capital on June 30, 2026 and December 31, 2025); Ável Participações Ltda. (“Ável”) (35% of the total and voting capital on June 30, 2026 and December 31, 2025); Monte Bravo Holding JV S.A. (45% of the total and voting capital on June 30, 2026 and December 31, 2025); Blue3 S.A. (42% of the total and voting capital on June 30, 2026 and December 31, 2025); FMX Capital S.A (36% of the total and voting capital on June 30, 2026 and December 31, 2025); SVN S.A (25% of the total and voting capital on June 30, 2026 and December 31, 2025); Manchester Assessores de Investimentos Ltda. (16% of the total and voting capital on June 30, 2026 and December 31, 2025); Nomos Partnership Ltda. (35.01% of the total and voting capital on June 30, 2026 and December 31, 2025); Kona Participações 2 S.A (27.5% of the total and voting capital on June 30, 2026 and December 31, 2025); Criteria Holding Investimentos S.A (20% of the total and voting capital on June 30, 2026 and December 31, 2025); Center XP Holding S.A. (35% of the total and voting capital on June 30, 2026 and December 31, 2025); Inove Capital Partners Ltda. (27% of the total and voting capital on June 30, 2026 and December 31, 2025) and ACT Holding Participações S.A (35% of the total and voting capital on June 30, 2026).

(iii)	As mentioned in Note 2 (c)(iii), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 14.

(iv)	In the six months period ended June 30, 2026, includes an amount of R$ 19,673 (R$ 12,270 on June 30, 2025) related to amortization of identifiable assets, in connection with the minority stake acquisitions disclosed in Note 2(d)(i).

(v)	As a result of the business combination with Augme Holding Participações Ltda. achieved by the Group, Augme Capital Gestora Ltda., which was an associate, was fully consolidated in the Group’s financial statements as of the date control was obtained (Note 2(d)(ii)).

a) Summarized financial information about material associates

Below is the aggregated financial information about the material associates used by the Group to apply the equity method as of June 30, 2026:

Equity-accounted method	Total assets	Equity	Net income (loss)
Aggregated financial information	669,090	657,207	96,874

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

11  Property and equipment, goodwill, intangible assets and leases

a)	Changes in the period

	Property and equipment	Goodwill and intangible assets
As of January 1, 2025	449,956	2,634,449
Additions	63,374	115,744
Write-offs	(4,003)	(19,410)
Disposals (i)	(135,798)	—
Foreign exchange	(703)	(28)
Depreciation / amortization in the period	(28,398)	(66,157)
As of June 30, 2025	344,428	2,664,598
Cost	542,211	3,057,227
Accumulated depreciation / amortization	(197,783)	(392,629)

As of January 1, 2026	463,540	2,763,253
Additions (ii)	88,838	261,576
Write-offs	(34,053)	(4,000)
Foreign exchange	214	(70)
Depreciation / amortization in the period	(47,827)	(66,998)
As of June 30, 2026	470,712	2,953,761
Cost	741,317	3,482,028
Accumulated depreciation / amortization	(270,605)	(528,267)

(i)	The disposal was a non-cash transaction. The amount of R$ 132,003 was recognized in “Accounts receivable” (Note 30(iii)) and the loss on disposal (R$ 3,795) was recorded in the Group’s consolidated statement of income, in “Other operating income (expenses), net” (Note 24).

(ii)	Includes the goodwill arising from the business combinations disclosed in the Note 2 (d)(ii).

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2025. As of June 30, 2026, there were no indicators of a potential impairment of goodwill.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
c)	Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the changes during the period.

	Right-of-use assets	Lease liabilities
As of January 1, 2025	313,141	311,347
Additions (i)	115,361	115,298
Depreciation expense	(43,873)	—
Interest expense	—	7,865
Revaluation	652	—
Cancellation	(15,889)	(15,889)
Effects of exchange rate	(8,913)	(10,204)
Payment of lease liabilities	—	(65,841)
As of June 30, 2025	360,479	342,576
Current	85,856	56,602
Non-current	274,623	285,974

	Right-of-use assets	Lease liabilities
As of January 1, 2026	340,586	311,417
Additions (i)	195,387	195,387
Depreciation expense	(51,347)	—
Interest expense	—	7,373
Revaluation	652	—
Cancellation	(10,904)	(10,904)
Effects of exchange rate	(2,853)	(4,240)
Payment of the lease liabilities	—	(71,940)
As of June 30, 2026	471,521	427,093
Current	214,418	157,455
Non-current	257,103	269,638

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

Payments associated with short-term leases and leases of low-value assets are recognized, on a straight-line basis, as an expense in the consolidated statement of income. The Group did not recognize expenses from short-term leases and leases of  low-value assets for the three months periods ended June 30, 2026 and 2025.

12  Financing instruments payable

	June 30, 2026	December 31, 2025
Market funding operations (a)	114,239,427	118,366,426
Deposits	70,209,072	76,750,219
Demand deposits	1,446,277	1,053,491
Time deposits	68,642,166	75,182,307
Interbank deposits	120,629	514,421
Financial bills	19,197,333	15,919,950
Structured notes	22,543,800	23,798,103
Others	2,289,222	1,898,154
Debt securities (b)	2,465,507	5,037,089
Bond	2,465,507	5,037,089
Total	116,704,934	123,403,515

Current	60,235,700	79,553,856
Non-current	56,469,234	43,849,659

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
(a)	Market funding operations maturity

June 30, 2026
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,446,277	—	—	—	—	—	1,446,277
Time deposits	7,123,711	4,731,979	3,890,759	14,148,674	11,690,853	27,056,190	68,642,166
Interbank deposits	3,075	—	—	—	24,820	92,734	120,629
Financial bills	913,783	687,507	68,766	1,294,693	2,436,942	13,795,642	19,197,333
Structured notes	696,531	840,436	750,733	3,127,832	4,311,082	12,817,186	22,543,800
Others	45,695	—	—	698,528	1,041,384	503,615	2,289,222
Total	10,229,072	6,259,922	4,710,258	19,269,727	19,505,081	54,265,367	114,239,427

December 31, 2025
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,053,491	—	—	—	—	—	1,053,491
Time deposits	10,550,692	5,511,955	5,593,062	31,692,610	7,665,880	14,168,108	75,182,307
Interbank deposits	—	—	—	—	389,784	124,637	514,421
Financial bills	136,048	99,760	146,006	1,704,455	2,992,391	10,841,290	15,919,950
Structured notes	124,274	262,539	110,315	1,144,806	6,253,426	15,902,743	23,798,103
Others	—	—	109,865	534,118	904,307	349,864	1,898,154
Total	11,864,505	5,874,254	5,959,248	35,075,989	18,205,788	41,386,642	118,366,426

(b)	Debt securities maturity

The total balance is comprised of the following issuances:

			June 30, 2026			December 31, 2025
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	261,639	2,203,868	2,465,507	2,574,072	2,463,017	5,037,089
Total		261,639	2,203,868	2,465,507	2,574,072	2,463,017	5,037,089

Current				261,639			2,574,072
Non-current				2,203,868			2,463,017

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.25% per year, payable semiannually, guaranteed by XP Investimentos S.A.

On July 2, 2024, XP Inc. completed an issuance of senior unsecured notes with an aggregate face value of US$500 million, bearing interest at a rate of 6.75%, payable semiannually, and maturing on July 2, 2029. The notes will be guaranteed by XP Investimentos S.A. The Company used the net proceeds from the offering of the notes to partially repurchase an amount equal to US$287 million of the 3.25% outstanding senior unsecured notes mentioned above.

On June 23, 2026, the 3.25% outstanding senior unsecured notes were fully prepaid, in a total amount of R$2,286 million (corresponding to the remaining amount of US$ 439 million).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

13  Borrowings

Creditor	Annual interest rate %	Maturity	June 30, 2026	December 31, 2025
Bank of America	4.250%	August 2026	223,613	237,894
Bank of America	4.518%	December 2026	47,237	—
Bank of America	4.614%	December 2026	162,349	—
Bank of America	4.724%	October 2026	52,333	—
Itau Unibanco - Nassau	4.750%	October 2026	258,887	—
Santander	4.559%	September 2026	51,819	—
Santander	4.776%	November 2026	258,924	—
Brazilian Central Bank	CDI + 0,65%	September 2026	800,000	—
Total			1,855,162	237,894

Current			1,855,162	237,894
Non-current			—	—

14  Deposits at central banks and other financial assets and liabilities

a)	Deposits at central banks and other financial assets

	June 30, 2026	December 31, 2025
Foreign exchange portfolio	122,302	26,507
Compulsory deposits at Brazilian Central Bank	9,265,428	11,031,051
Non-compulsory deposits at Brazilian Central Bank (i)	6,874,007	5,254,999
Other financial assets	428,203	621,326
(-) Expected losses on other financial assets (ii)	(113,097)	(20,891)
Total	16,576,843	16,912,992

Current	12,613,011	14,233,755
Non-current	3,963,832	2,679,237

(i)	As of June 30, 2026, the amount of R$ 6,874,007 (December 31, 2025 - R$ 5,254,999) is being presented as cash equivalents in the statements of cash flows.

(ii)	The reconciliation of gross carrying amount and the expected loss according to IFRS 9 are presented in Note 9.

(b)	Other financial liabilities

	June 30, 2026	December 31, 2025
Foreign exchange portfolio	953,720	544,593
Structured financing (i)	1,839,998	1,943,855
Credit cards operations	8,833,829	9,275,835
Contingent consideration (ii)	149,660	107,159
Lease liabilities	427,093	311,417
Others	250,775	137,871
Total	12,455,075	12,320,730

Current	12,128,382	11,984,495
Non-current	326,693	336,235

(i)	Financing with prime brokers through XP Multistrategy Fund SP, which is a Group's proprietary fund, using some of its own financial assets as collateral.

(ii)	Contractual contingent considerations obligations are mostly associated with the acquisition of participation in associates. The maturity of total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$ 342,500 (the minimum amount is zero). The change during the period is mainly related to the acquisitions of minority interests mentioned in Note 2 (d)(i).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

15  Other assets and other liabilities

a)	Other assets

	June 30, 2026	December 31, 2025
Energy contracts (i)	6,019,968	5,661,136
Other	380,102	261,736
Total	6,400,070	5,922,872

b)	Other liabilities

	June 30, 2026	December 31, 2025
Energy contracts (i)	149,667	442,003
Other	95,827	118,188
Total	245,494	560,191

(i)	Energy contracts agreed through the subsidiary XP Comercializadora de Energia Ltda., whose main activities are to negotiate electricity purchase and sale contracts in the various contracting environments of the Brazilian electricity sector, in accordance with the rules of the Electric Energy Trading Chamber (“CCEE”), the National Electric Energy Agency (“ANEEL”) and other applicable regulations, with the objective of structuring customized solutions for its customers, such as directional trading operations, anticipation of receivables, incentive and conventional source swaps, as well as submarkets, among other modalities. The entity's portfolio also includes financial instruments and derivatives used to mitigate exposures, avoiding volatilities that are not aligned with its corporate strategy and risk profile.

16  Retirement plans and insurance liabilities

	June 30, 2026	December 31, 2025
Retirement plans without insurance risk, under the scope of IFRS 9 (Note 16(a)(i))	85,883,780	84,446,347
Retirement plans with insurance risk, under the scope of IFRS 17 (Note 16(a)(ii))	11,465,122	8,260,312
Insurance liabilities, under the scope of IFRS 17 (Note 16(b))	374,526	316,763
Total retirement plans and insurance liabilities	97,723,428	93,023,422

a)	Retirement plans

As of June 30, 2026, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdrawals for a certain term or temporary monthly withdrawals.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 4 (a)(i)).

(i)	Retirement plans without insurance risk, under the scope of IFRS 9

2026
As of January 1,	84,446,347
Contributions received	1,527,979
Transfer with third party plans	(2,544,981)
Withdrawals	(2,182,728)
Other provisions (Constitution/Reversion)	26,748
Monetary correction and interest income	4,610,415
As of June 30,	85,883,780

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
2025
As of January 1,	66,104,805
Contributions received	3,994,319
Transfer with third party plans	9,368,313
Withdrawals	(4,966,973)
Other provisions (Constitution/Reversion)	23,464
Monetary correction and interest income	9,922,419
As of December 31,	84,446,347

(ii)	Retirement plans with insurance risk, under the scope of IFRS 17

		2026
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")
As of January 1,	8,260,312	—
Cash flows	3,910,591	(1,301,218)
Acquisition cash flows paid	(6,091)	—
Premiums received	3,916,682	—
Claims and other directly attributable expenses paid, including investment component	—	(1,301,218)
Financial result	624,882	—
Investment components	(1,298,398)	1,298,398
Statement of income	(32,265)	2,820
As of June 30,	11,465,122	—

		2025
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")
As of January 1,	—	—
Cash flows	8,310,960	(440,760)
Acquisition cash flows paid	(1,834)	—
Premiums received	8,312,794	—
Claims and other directly attributable expenses paid, including investment component	—	(440,760)
Financial result	397,089	—
Investment components	(439,365)	439,365
Statement of income	(8,372)	1,395
As of December 31,	8,260,312	—

Below is the statement of financial position for retirement plans with insurance risk:

	June 30, 2026	December 31, 2025
Assets	11,501,543	8,267,289
Securities - Investment funds (Note 4a)	11,501,543	8,267,289
Liabilities	11,465,122	8,260,312
Retirement plans liabilities	11,465,122	8,260,312
Equity	36,422	6,977
P&L	29,445	6,977
Retained Earnings	6,977	—

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

The table below shows the reconciliations, from the opening to the closing balances, for the estimates of the present value of the future cash flows, the risk adjustment for non-financial risk and the contractual service margin (“CSM”):

	June 30, 2026
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	(8,142,398)	(6)	(117,908)	(8,260,312)
Changes that relate to current service	1,352	—	28,093	29,445
CSM recognised for the services provided	—	—	28,093	28,093
Experience adjustments	1,352	—	—	1,352
Changes that relate to future service	(241,605)	—	241,605	—
Changes in estimates reflected in the contractual service margin	(337,059)	2	337,057	—
Contracts initially recognised in the period	95,454	(2)	(95,452)	—
Financial Result	(82,291)	—	(542,591)	(624,882)
Current period cash flows	(2,609,373)	—	—	(2,609,373)
Total	(11,074,315)	(6)	(390,801)	(11,465,122)

	December 31, 2025
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	—	—	—	—
Changes that relate to current service	687	—	6,291	6,978
CSM recognised for the services provided	—	—	6,291	6,291
Experience adjustments	687	—	—	687
Changes that relate to future service	28,430	(6)	(28,424)	—
Changes in estimates reflected in the contractual service margin	(646,770)	—	646,770	—
Contracts initially recognised in the period	675,200	(6)	(675,194)	—
Financial Result	(301,315)	—	(95,775)	(397,090)
Current period cash flows	(7,870,200)	—	—	(7,870,200)
Total	(8,142,398)	(6)	(117,908)	(8,260,312)

The table below shows the effect on the Group’s statement of financial position for retirement plans with insurance risk issued that are initially recognized in the period:

June 30, 2026
Contractual service margin	(95,452)
Estimates of the present value of future cash inflows	5,636,181
Estimates of the present value of future cash outflows	(5,540,726)
Claims and other insurance service expenses	(5,496,269)
Insurance acquisition cash flows	(44,457)
Risk adjustment for non-financial risk	(2)
Total	—

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

The table below shows the expected recognition of the contractual service margin (“CSM”) remaining as of June 30, 2026 and December 31, 2025 in profit or loss, for retirement plans with insurance risk:

	June 30, 2026	December 31, 2025
0-1 year	53,781	6,544
1-2 years	45,837	7,240
2-3 years	45,591	6,149
3-4 years	29,076	4,939
4-5 years	24,730	5,215
Over 5 years	191,786	87,821
Total	390,801	117,908

The rates used to discount cash flows from retirement plans contracts are shown below:

	Index	1	3	5	10	20
December 31, 2025	Fixed	13.76%	13.30%	13.69%	13.69%	12.16%
June 30, 2026	Fixed	14.30%	14.18%	14.15%	14.13%	14.12%

b)	Insurance liabilities

		2026
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")
As of January 1,	306,761	10,002
Cash flows	111,081	(9,846)
Acquisition cash flows paid	(12,377)	—
Claims and other expenses paid	—	(9,846)
Premiums received	123,458	—
Statement of comprehensive income	(16,967)	12
Statement of income	(33,537)	7,020
As of June 30,	367,338	7,188

		2025
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")
As of January 1,	114,767	4,814
Cash flows	193,064	(14,909)
Acquisition cash flows paid	(24,050)	—
Claims and other expenses paid	—	(14,909)
Premiums received	217,114	—
Statement of comprehensive income	12,954	—
Statement of income	(14,024)	20,097
As of December 31,	306,761	10,002

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

Below is the statement of financial position for insurance contracts:

	June 30, 2026	December 31, 2025
Assets	437,097	335,861
Securities - Brazilian sovereign bonds (Note 4a)	437,097	335,861
Liabilities	374,526	316,763
Insurance liabilities	374,526	316,763
Equity	62,571	19,098
OCI	4,668	(12,288)
P&L	26,517	23,249
Retained Earnings	31,386	8,137

The table below shows the reconciliations, from the opening to the closing balances, for the estimates of the present value of the future cash flows, the risk adjustment for non-financial risk and the contractual service margin (“CSM”):

	June 30, 2026
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	181,465	(3,599)	(494,629)	(316,763)
Changes that relate to current service	(41,141)	(1,055)	30,882	(11,314)
CSM recognised for the services provided	—	—	30,882	30,882
Experience adjustments	(41,141)	—	—	(41,141)
Risk adjustment recognised for the risk expired	—	(1,055)	—	(1,055)
Changes that relate to future service	106,806	(434)	(106,372)	—
Changes in estimates reflected in the contractual service margin	34,942	160	(35,102)	—
Contracts initially recognised in the period	71,864	(594)	(71,270)	—
Changes that relate to past service	50,251	1,377	—	51,628
Adjustments to LIC	50,251	1,377	—	51,628
Current Period Cash Flows	(101,236)	—	—	(101,236)
Insurance contracts	(101,236)	—	—	(101,236)
Insurance Finance Expenses	26,223	(24)	(23,041)	3,158
Insurance contracts	26,223	(24)	(23,041)	3,158
Total	222,368	(3,735)	(593,160)	(374,526)

	December 31, 2025
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	214,157	(2,027)	(331,712)	(119,582)
Changes that relate to current service	(81,177)	(1,965)	36,055	(47,087)
CSM recognised for the services provided	—	—	36,055	36,055
Experience adjustments	(81,177)	—	—	(81,177)
Risk adjustment recognised for the risk expired	—	(1,965)	—	(1,965)
Changes that relate to future service	161,939	(1,198)	(160,741)	—
Changes in estimates reflected in the contractual service margin	(60,301)	236	60,065	—
Contracts initially recognised in the period	222,240	(1,434)	(220,806)	—
Changes that relate to past service	84,370	2,183	—	86,553
Adjustments to LIC	84,370	2,183	—	86,553
Current Period Cash Flows	(177,241)	—	—	(177,241)
Insurance contracts	(177,241)	—	—	(177,241)
Insurance Finance Expenses	(20,583)	(592)	(38,231)	(59,406)
Insurance contracts	(20,583)	(592)	(38,231)	(59,406)
Total	181,465	(3,599)	(494,629)	(316,763)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

The table below shows the effect on the Group’s statement of financial position for insurance contracts issued that are initially recognized in the period:

June 30, 2026
Contractual service margin	(71,270)
Estimates of the present value of future cash inflows	180,327
Estimates of the present value of future cash outflows	(108,463)
Claims and other insurance service expenses	(93,537)
Insurance acquisition cash flows	(14,926)
Risk adjustment for non-financial risk	(594)
Total	—

The table below shows the expected recognition of the contractual service margin (“CSM”) remaining as of June 30, 2026 and December 31, 2025 in profit or loss, for insurance contracts:

	June 30, 2026	December 31, 2025
0-1 year	65,131	50,949
1-2 years	53,318	45,984
2-3 years	51,058	41,113
3-4 years	43,625	35,647
4-5 years	37,237	30,324
Over 5 years	342,793	290,612
Total	593,162	494,629

The rates used to discount cash flows from insurance contracts are shown below:

	Index	1	3	5	10	20
December 31, 2025	IPCA	10.06%	8.85%	8.64%	8.20%	7.89%
June 30, 2026	IPCA	9.63%	9.60%	9.35%	8.77%	8.33%

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

17  Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance sheet		Net change in the six months period ended June 30,
	Balances as of June 30, 2026	Balances as of December 31, 2025	2026	2025

Tax losses carryforwards	1,378,851	1,137,635	241,216	691,736
Goodwill on business combinations (i)	65,267	65,886	(619)	11,855
Provisions for IFAs’ commissions	87,044	86,854	190	(1,277)
Revaluations of financial assets at fair value	532,196	277,750	254,446	(674,787)
Expected credit losses (ii)	392,992	373,261	19,731	14,276
Profit sharing plan	251,129	329,517	(78,388)	(66,190)
Net gain/(loss) on hedge instruments	(52,707)	(41,076)	(11,631)	(5,552)
Share based compensation	426,813	375,420	51,393	129,711
Controlled foreign corporation taxation	(167,154)	—	(167,154)	—
Other provisions	283,369	276,179	7,190	(167,665)
Total	3,197,800	2,881,426	316,374	(67,893)
Deferred tax assets	3,828,988	3,370,919
Deferred tax liabilities	(631,188)	(489,493)

(i)	For Brazilian tax purposes, goodwill amortization expenses are deductible from the corporate income taxes calculation basis (i) over, at least, five years, on a straight-line basis, when the acquired entity is merged into the acquiring company or (ii) at once, as cost of acquisition, when the company is sold.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Six months period ended June 30,
	2026	2025
As of January, 1	2,881,426	2,622,645
Foreign exchange variations	10,922	23,007
Charges to statement of income	236,774	213,852
Tax relating to components of other comprehensive income	2,333	(274,118)
Other deferred taxes	66,345	(30,634)
As of June 30,	3,197,800	2,554,752

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three and six months period ended June 30, 2026 and 2025:

	Six months period ended June 30		Three months period ended June 30
	2026	2025	2026	2025
Income before taxes	2,858,617	2,580,630	1,515,137	1,317,906
Combined tax rate in Brazil (a)	34%	34%	34%	34%
Tax expense at the combined rate	971,930	877,414	515,147	448,088

Effects from entities taxed at different rates	132,834	8,392	87,845	7,671
Effects from entities taxed at different taxation regimes (b)	(574,969)	(633,372)	(215,383)	(319,501)
Intercompany transactions with different taxation	(359,442)	(165,511)	(226,105)	(105,046)
Tax incentives and related donation programs	(1,981)	(1,788)	(1,263)	(1,072)
Non-deductible expenses (non-taxable income), net	(11,801)	(61,989)	(29,411)	(33,653)
Total	156,571	23,146	130,830	(3,513)
Current	393,345	236,998	254,620	131,816
Deferred	(236,774)	(213,852)	(123,790)	(135,329)
Total expense / (credit)	156,571	23,146	130,830	(3,513)

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Finance Holding S.A., which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge)/Credit	After tax
Foreign exchange variation of investees located abroad	(89,935)	—	(89,935)
Gains (losses) on net investment hedge	85,544	—	85,544
Changes in the fair value of financial assets	650,678	(274,118)	376,560
Changes in discount rates (IFRS 17)	(47,146)	—	(47,146)
As of June 30, 2025	599,141	(274,118)	325,023

Foreign exchange variation of investees located abroad	(41,551)	—	(41,551)
Gains (losses) on net investment hedge	39,209	—	39,209
Changes in the fair value of financial assets	(4,405)	2,333	(2,072)
Changes in discount rates (IFRS 17)	16,861	—	16,861
As of June 30, 2026	10,114	2,333	12,447

18  Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of June 30, 2026, the Company had R$ 28 of issued capital which were represented by 417,482,265 Class A common shares and 102,808,777 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares. The rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of June 30, 2026, the outstanding number of shares reserved under the plans were 17,412,351 restricted stock units (“RSUs”) (December 31, 2025 – 13,509,933) and 259,936 performance stock units (“PSUs”) (December 31, 2025 – 256,856) to be issued at the vesting dates.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

The Group registered treasury shares in its equity mainly as a result of the share buy-back programs (Note 1.1). Treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

During the six months period ended June 30, 2025, the Company repurchased 10,918,882 Class A common shares (R$ 914,825) and canceled 12,053,924 Class A common shares (R$ 999,215) held in treasury.

During the six months period ended June 30, 2026, the Company repurchased 11,663,005 Class A common shares (R$ 995,951).

As of June 30, 2026, the Group held 11,751,655 Class A common shares (December 31, 2025 – 88,650) and 1,056,308 Class B common shares (December 31, 2025 – 1,056,308) in treasury, totaling an amount of R$ 1,121,055 (December 31, 2025 – R$ 125,104).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the six months period ended June 30, 2026, XP Inc. declared and paid to its shareholders dividends in a total amount of R$ 517,886. Non-controlling shareholders of some XP Inc’s subsidiaries received dividends of R$ 196  and R$ 358 during the six months period ended June 30, 2026 and June 30, 2025, respectively.

(e)	Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

19  Related party transactions

The material transactions carried out with related parties are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
	Balances as of June 30, 2026	Balances as of December 31, 2025	Net change in the six months period ended June 30,
Relation and transaction			2026	2025
Shareholders with significant influence	106,363	164,102	5,737	8,282
Securities	15,082	15,085	73	66
Accounts receivable and loan operations	87,912	89,224	5,664	8,216
Financing instruments payable	3,369	59,793	—	—

Transactions with related parties includes transactions among the Company and its subsidiaries in the course of normal operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

Transactions with related parties also includes transactions among the Company and its associates related to commissions and premiums paid in advance, as described in Note 7.

20  Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	June 30, 2026	December 31, 2025
Tax contingencies	1,540	1,540
Civil contingencies	86,852	75,424
Labor contingencies	108,184	114,687
Total provision	196,576	191,651

Judicial deposits (i)	53,072	52,895

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

Changes in the provision during the period

	Six months period ended June 30,
	2026	2025
At the beginning of period	191,651	146,173
Monetary correction	18,976	42,563
Provision accrued	59,591	41,019
Provision reversed	(39,040)	(44,521)
Payments	(34,602)	(23,465)
At the end of period	196,576	161,769

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of June 30, 2026, there were 885 cases (December 31, 2025 - 712 cases) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 86,852 (December 31, 2025 - R$ 75,424).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of June 30, 2026, the Company and its subsidiaries are defendants in 400 cases (December 31, 2025 - 365 cases) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 108,184 (December 31, 2025 - R$ 114,687).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 4,113,828 (December 31, 2025 - R$ 3,703,191).

Below these claims are summarized by nature:

	June 30, 2026	December 31, 2025
Tax (i) (ii)	2,187,782	2,105,051
Civil (iii)	1,703,575	1,429,045
Labor (iv)	222,471	169,095
Total	4,113,828	3,703,191

(i)	Employees Profit Sharing Plans: In 2015, 2019, 2021, 2022, 2024 and 2025 tax authorities issued assessments against the Group mainly related to allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017, 2018, 2019, 2020 and 2021. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$ 28,919.

b.	Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the CSRF. The amount claimed is R$ 59,544.

c.	Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$ 140,444.

d.	Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$175,697.

e.	In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$ 199,937.

f.	Tax assessment related to 2019: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The amount claimed is R$ 238,339.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
g.	Tax assessment related to 2020: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$ 422,541.

h.	Tax assessment related to 2021: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$ 617,660.

(ii)	Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgment by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$ 121,303

(iii)	The Group is defendant in 3,002 (December 31, 2025 – 2,673) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(iv)	The Group is defendant in 241 (December 31, 2025 – 228) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

21  Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Six months period ended June 30,		Three months period ended June 30,
Major service lines	2026	2025	2026	2025
Brokerage commission	1,110,653	1,000,894	528,770	527,662
Securities placement	949,818	932,285	473,127	454,836
Management fees	1,090,680	853,841	558,313	440,618
Insurance brokerage fee	120,460	118,185	62,339	60,532
Commission fees	554,032	525,537	286,286	285,036
Other services (i)	433,297	348,412	231,773	195,951
Gross revenue from services rendered	4,258,940	3,779,154	2,140,608	1,964,635
(-) Sales taxes and contributions on services (ii)	(357,933)	(334,722)	(171,856)	(170,131)
Net revenue from services rendered	3,901,007	3,444,432	1,968,752	1,794,504

(i)	Include insurance contracts profit or loss, as disclosed in Note 16.

(ii)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income/(loss) from financial instruments

	Six months period ended June 30,		Three months period ended June 30,
	2026	2025	2026	2025
Net income/(loss) from financial instruments at fair value through profit or loss	9,309,782	7,437,924	5,281,939	3,749,682
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(3,593,901)	(1,991,416)	(2,366,837)	(1,045,681)
Total income from financial instruments	5,715,881	5,446,508	2,915,102	2,704,001
(-) Taxes and contributions on financial income	(93,091)	(90,965)	(34,397)	(43,053)
Net income/(loss) from financial instruments	5,622,790	5,355,543	2,880,705	2,660,948

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Six months period ended June 30,		Three months period ended June 30,
	2026	2025	2026	2025
Brazil	9,087,094	8,429,930	4,626,231	4,132,238
Other countries	436,703	370,045	223,226	212,284
Revenues (i)	9,523,797	8,799,975	4,849,457	4,344,522

	June 30, 2026	December 31, 2025
Brazil	18,866,392	16,884,152
Other countries	128,918	747,641
Selected assets (ii)	18,995,310	17,631,793

(i)	Revenues are presented by geographic location according to the main location where the Group's business customers are located. None of the clients represented more than 10% of our revenues for the periods presented.

(ii)	Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

22  Operating costs

	Six months period ended June 30,		Three months period ended June 30,
	2026	2025	2026	2025
Commission and incentive costs	1,775,947	1,662,879	867,099	832,436
Operating losses	69,603	91,926	36,200	46,179
Other costs	1,031,997	847,579	532,019	440,829
Clearing house and proprietary funds fees	388,915	328,106	204,506	167,234
Third parties’ services, data processing and technical services	241,422	184,986	111,167	80,059
Credit card rewards programs	343,138	258,792	179,834	153,480
Other (i)	58,522	75,695	36,512	40,056
Total	2,877,547	2,602,384	1,435,318	1,319,444

(i) Include insurance contracts profit or loss, as disclosed in Note 16.

23  Operating expenses by nature

	Six months period ended June 30,		Three months period ended June 30,
	2026	2025	2026	2025
Selling expenses (a)	146,345	136,945	76,060	80,108
Administrative expenses	3,344,319	3,020,941	1,703,451	1,572,447
Personnel expenses	2,205,758	1,984,147	1,109,476	1,014,480
Compensation	903,115	876,751	437,417	425,895
Employee profit-sharing and bonus	855,355	759,681	468,694	392,958
Other personnel expenses (b)	447,288	347,715	203,365	195,627
Other taxes expenses	36,400	29,563	25,908	17,369
Depreciation of property and equipment and right-of-use assets	99,174	72,271	59,232	35,932
Amortization of intangible assets	86,671	78,427	43,245	40,640
Data processing	532,552	539,161	266,618	292,185
Technical services	100,111	66,601	59,582	36,844
Third parties' services	98,071	100,381	48,836	62,518
Other administrative expenses (c)	185,582	150,390	90,554	72,479
Total	3,490,664	3,157,886	1,779,511	1,652,555

(a)	Selling expenses refer to advertising and publicity.

(b)	Other personnel expenses include executives' profit-sharing, benefits, social charges and others

(c)	Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

24  Other operating income (expenses), net

	Six months period ended June 30,		Three months period ended June 30,
	2026	2025	2026	2025

Other operating income	119,403	171,722	67,668	117,522
Revenue from incentives from Tesouro Direto, B3 and others (a)	3,173	72,096	1,981	63,759
Interest received on tax	18,100	20,846	10,037	11,252
Reversal of operating provisions (b)	55,871	45,401	33,343	33,087
Other	42,259	33,379	22,307	9,424

Other operating expenses	(62,678)	(71,617)	(29,428)	(40,042)
Legal, administrative proceedings and agreement with customers	(25,574)	(22,646)	(14,977)	(11,345)
Fines and penalties	(10,946)	(1,708)	(10,946)	(827)
Other (c)	(26,158)	(47,263)	(3,505)	(27,870)
Total	56,725	100,105	38,240	77,480

(a)	Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.

(b)	For further details on provisions and contingent liabilities, see Note 20.

(c)	Includes, mostly, (i) losses on write-off or disposals of property and equipment, intangible assets and leases, (ii) tax incentive expenses, (iii) associations and regulatory fees and (iv) charity expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

25  Share-based plan

(i)	Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's Restricted Stock Units (“RSU”) and Performance Stock Units (“PSU”) activity for the three months period ended June 30, 2026.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units
Outstanding, January 1, 2026	13,509,933	256,856	13,766,789
Granted	4,767,279	3,080	4,770,359
Forfeited	(309,243)	—	(309,243)
Vested	(555,618)	—	(555,618)
Outstanding, June 30, 2026	17,412,351	259,936	17,672,287

For the six months period ended June 30, 2026, total compensation expense of both plans was R$ 220,971 (June 30, 2025 - R$ 320,510), including R$ 48,943 of tax provisions (June 30, 2025 - R$ 34,863) and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$ 11.16 to US$ 51.03 and of PSU plans has ranged from US$ 31.60 to US$ 64.68.

26  Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the six and three months period ended June 30, 2026 and 2025:

	Six months period ended June 30,		Three months period ended June 30,
	2026	2025	2026	2025
Net income attributable to owners of the Parent	2,701,477	2,554,461	1,391,756	1,318,942
Basic weighted average number of outstanding shares (i)(iii)	516,007	531,563	513,488	527,883
Basic earnings per share - R$	5.2353	4.8056	2.7104	2.4986
Effect of dilution
Share-based plan (ii) (iii)	6,985	6,248	7,060	7,933
Diluted weighted average number of outstanding shares (iii)	522,992	537,811	520,548	535,816
Diluted earnings per share - R$	5.1654	4.7497	2.6736	2.4616

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

27  Determination of fair value

Fair values of financial instruments are measured and disclosed in line with IFRS 13. Inputs to valuation techniques are classified into three levels:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices for identical instruments at the measurement date.

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. Related sensitivity and key judgments are disclosed. Specific valuation techniques used to value financial instruments include:

Product / Instrument	Valuation Methodology	Key Valuation Inputs	Fair Value Hierarchy
Swaps	Discounted cash flow models using observable market inputs; unobservable inputs when necessary.	• Interest rate curve	Level 2
• FX rate
• Credit spread
• Correlation between indexers
Options	Option pricing models (e.g., Black-Scholes) using observable inputs; simulation models for exotic options.	• Underlying price	Level 2
• Volatility
• Interest rate
• Bermudan switch value
Futures	Actively traded on exchanges; fair value determined by quoted market prices.	• Quoted prices	Level 1
• Daily settlement prices
Forward Contracts	Market quotation adjusted to present value using observable market rates.	• FX forward points	Level 2
• Interest rate curve
Debentures	Present value of expected future cash flows discounted using observable market rates.	• Credit spread	Level 2
• Yield curve
Investment Funds (quotas)	Net asset value (NAV) provided by fund administrators; adjustments for illiquid positions.	• NAV	Level 1 or 3
• Liquidity discount
Private shares	Transaction prices or income approach (discounted cash flows) using unobservable inputs.	• EBITDA multiple	Level 3
• Discount rate
• Growth assumptions
Securities Purchased under Resale Agreements	Discounted cash flow using observable market rates.	• Repo rate	Level 2
• Collateral value
Loans	Present value of expected future cash flows discounted using observable market rates.	• Credit spread	Level 2
• Prepayment assumptions
Contingent Consideration	Income approach; discounted expected future payments under purchase agreements.	• Probability of earn-out	Level 3
• Discount rate
Deposits at central banks and other financial assets	Fair value determined for disclosure purposes using the present value of principal and future cash flows, discounted with observable market rates at the reporting date.	• Discount rate	Level 2
• Yield curve
• Credit spread
• Prepayment assumptions

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
	June 30, 2026
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial assets

Fair value through profit or loss

Securities	179,179,262	26,838,986	925,956	206,944,204	206,944,204
Brazilian sovereign bonds	63,415,744	—	—	63,415,744	63,415,744
Foreign sovereign bonds	103,191	—	—	103,191	103,191
Real estate–backed instruments	—	3,663,593	—	3,663,593	3,663,593
Agribusiness–backed instruments	—	4,782,004	—	4,782,004	4,782,004
Corporate debt – local		13,211,001	—	13,211,001	13,211,001
Corporate debt – foreign	7,673,927	—	—	7,673,927	7,673,927
Bank funding instruments (CDB)	—	780,312	—	780,312	780,312
Bank funding instruments (Others)	—	2,983,927	—	2,983,927	2,983,927
Structured notes	—	61,195	—	61,195	61,195
Investment funds	101,186,569	—	481,652	101,668,221	101,668,221
Equity securities	6,799,831	—	444,304	7,244,135	7,244,135
Others	—	1,356,954	—	1,356,954	1,356,954
Derivative financial instruments	5,676,119	41,996,756	—	47,672,875	47,672,875
Swap contracts	—	21,924,628	—	21,924,628	21,924,628
Forward contracts	—	1,965,608	—	1,965,608	1,965,608
Future contracts	5,676,119	—	—	5,676,119	5,676,119
Option contracts	—	18,106,520	—	18,106,520	18,106,520
Investments in associates measured at fair value	—	—	1,503,802	1,503,802	1,503,802
Total Financial Assets at FVTPL	184,855,381	68,835,742	2,429,758	256,120,881	256,120,881

Fair value through other comprehensive income

Securities	30,904,844	—	—	30,904,844	30,904,844
Brazilian sovereign bonds	30,513,672	—	—	30,513,672	30,513,672
Corporate debt – local	391,172	—	—	391,172	391,172
Total Financial Assets at FVOCI	30,904,844	—	—	30,904,844	30,904,844

Evaluated at amortized cost

Securities	1,001,186	4,975,402	—	5,976,588	5,491,458
Brazilian sovereign bonds	718,583	—	—	718,583	718,583
Foreign sovereign bonds	282,603	—	—	282,603	282,599
Agribusiness–backed instruments	—	450,119	—	450,119	467,948
Corporate debt – local	—	4,525,283	—	4,525,283	4,022,328
Securities purchased under resale agreements	—	25,588,614	—	25,588,614	25,611,044
Securities trading and intermediation	—	7,421,784	—	7,421,784	7,421,784
Accounts receivable	—	1,164,614	—	1,164,614	1,164,614
Loan operations	—	35,903,411	—	35,903,411	35,441,226
Deposits at central banks and other financial assets	—	16,576,843	—	16,576,843	16,576,843
Total Financial Assets at Amortized Cost	1,001,186	91,630,668	—	92,631,854	91,706,969

Financial liabilities

Fair value through profit or loss

Securities	26,524,647	515,048	—	27,039,695	27,039,695
Securities loaned	26,524,647	—	—	26,524,647	26,524,647
Corporate debt – local	—	515,048	—	515,048	515,048
Derivative financial instruments	2,875,488	39,382,769	—	42,258,257	42,258,257
Swap contracts	—	14,269,549	—	14,269,549	14,269,549
Forward contracts	—	3,634,519	—	3,634,519	3,634,519
Future contracts	2,875,488	—	—	2,875,488	2,875,488

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
	June 30, 2026
	Level 1	Level 2	Level 3	Fair Value	Book Value
Option contracts	—	21,478,701	—	21,478,701	21,478,701
Total Financial Liabilities at FVTPL	29,400,135	39,897,817	—	69,297,952	69,297,952

Evaluated at amortized cost
Securities sold under repurchase agreements	—	61,111,954	—	61,111,954	61,111,793
Securities trading and intermediation	—	20,033,544	—	20,033,544	20,033,544
Financing instruments payable	—	118,769,743	—	118,769,743	116,704,934
Borrowings	—	1,855,357	—	1,855,357	1,855,162
Accounts payables	—	807,653	—	807,653	807,653
Other financial liabilities	—	12,305,415	149,660	12,455,075	12,455,075
Total Financial Liabilities at Amortized Cost	—	214,883,667	149,660	215,033,327	212,968,161

	December 31, 2025
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial assets

Fair value through profit or loss

Securities	169,364,647	28,747,978	721,435	198,834,060	198,834,060
Brazilian sovereign bonds	56,313,856	—	—	56,313,856	56,313,856
Foreign sovereign bonds	1,818,020	—	—	1,818,020	1,818,020
Real estate–backed instruments	—	4,276,576	—	4,276,576	4,276,576
Agribusiness–backed instruments	—	4,830,980	—	4,830,980	4,830,980
Corporate debt – local	—	17,178,981	—	17,178,981	17,178,981
Corporate debt – foreign	7,987,265		—	7,987,265	7,987,265
Bank funding instruments (CDB)	—	463,133	—	463,133	463,133
Bank funding instruments (Others)	—	1,515,827	—	1,515,827	1,515,827
Structured notes	—	50,076	—	50,076	50,076
Investment funds	96,076,760	—	277,131	96,353,891	96,353,891
Equity securities	7,168,746	—	444,304	7,613,050	7,613,050
Others	—	432,405	—	432,405	432,405

Derivative financial instruments	5,966,802	34,953,779	—	40,920,581	40,920,581
Swap contracts	—	20,361,017	—	20,361,017	20,361,017
Forward contracts	—	1,071,790	—	1,071,790	1,071,790
Future contracts	5,966,802		—	5,966,802	5,966,802
Option contracts	—	13,520,972	—	13,520,972	13,520,972
Investments in associates measured at fair value	—	—	1,521,675	1,521,675	1,521,675
Total Financial Assets at FVTPL	175,331,449	63,701,757	2,243,110	241,276,316	241,276,316

Fair value through other comprehensive income

Securities	42,223,349	—	—	42,223,349	42,223,349
Brazilian sovereign bonds	39,043,715	—	—	39,043,715	39,043,715
Foreign sovereign bonds	3,179,634	—	—	3,179,634	3,179,634
Total Financial Assets at FVOCI	42,223,349	—	—	42,223,349	42,223,349

Evaluated at amortized cost

Securities	2,504,224	6,081,106	—	8,585,330	7,406,932
Brazilian sovereign bonds	2,221,528	—	—	2,221,528	2,221,521
Foreign sovereign bonds	282,696	—	—	282,696	282,693
Agribusiness–backed instruments	—	486,205	—	486,205	474,121
Corporate debt – local	—	5,594,901	—	5,594,901	4,428,597

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
	December 31, 2025
	Level 1	Level 2	Level 3	Fair Value	Book Value
Securities purchased under resale agreements	—	17,117,478	—	17,117,478	17,063,099
Securities trading and intermediation	—	6,299,483	—	6,299,483	6,299,483
Accounts receivable	—	1,366,424	—	1,366,424	1,366,424
Loan operations	—	34,549,310	—	34,549,310	34,142,085
Deposits at central banks and other financial assets	—	16,912,992	—	16,912,992	16,912,992
Total Financial Assets at Amortized Cost	2,504,224	82,326,793	—	84,831,017	83,191,015

Financial liabilities

Fair value through profit or loss

Securities	20,388,644	654,815	—	21,043,459	21,043,459
Securities loaned	20,388,644	—	—	20,388,644	20,388,644
Corporate debt – local	—	654,815	—	654,815	654,815

Derivative financial instruments	3,664,058	33,882,882	—	37,546,940	37,546,940
Swap contracts	—	14,937,416	—	14,937,416	14,937,416
Forward contracts	—	1,681,224	—	1,681,224	1,681,224
Future contracts	3,664,058	—	—	3,664,058	3,664,058
Option contracts	—	17,264,242	—	17,264,242	17,264,242
Total Financial Liabilities at FVTPL	24,052,702	34,537,697	—	58,590,399	58,590,399

Evaluated at amortized cost	—	216,365,356	107,159	216,472,515	217,906,971
Securities sold under repurchase agreements	—	57,469,033	—	57,469,033	58,713,869
Securities trading and intermediation	—	22,420,806	—	22,420,806	22,420,806
Financing instruments payable	—	123,212,421	—	123,212,421	123,403,515
Borrowings	—	239,368	—	239,368	237,894
Accounts payables	—	810,157	—	810,157	810,157
Other financial liabilities	—	12,213,571	107,159	12,320,730	12,320,730
Total Financial Liabilities at Amortized Cost	—	216,365,356	107,159	216,472,515	217,906,971

Reconciliation of Level 3 assets and liabilities:

	Investment funds	Securities	Investments in associates	Other financial liabilities
January 1, 2026	277,131	444,304	1,521,675	107,159
Realized and unrealized gains (losses)	10,304	—	—	—
Acquisitions	658,310	—	—	42,501
Payments	—	—	—	—
Disposals	(464,126)	—	—	—
Net transfers between levels	—	—	—	—
Others	33	—	(17,873)	—
June 30, 2026	481,652	444,304	1,503,802	149,660

As of June 30, 2026, and December 31, 2025, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate.

Changes in an average discount rate of 14.07% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$ 2,185.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 15,038.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of June 30, 2026, the Group had no transfers between Level 2 and Level 3.

28  Management of financial risks and financial instruments

(a)	Overview

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

(b)	Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to the CEO and the Risk Committee, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. Our risk appetite is defined in our Risk Appetite Statement (RAS) and reviewed on an annual basis. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary Banco XP and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2025. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2026 In thousands of Brazilian Reais, unless otherwise stated
				June 30, 2026
Trading portfolio	Exposures			Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(270)	(48,327)	(82,661)
Exchange coupons	Foreign currencies coupon rate	(23)	(5,138)	(17,860)
Foreign currencies	Exchange rates	(9,016)	80,558	310,955
Price indexes	Inflation coupon rates	(19)	221	36,154
Shares	Shares prices	(2,547)	160,227	160,057
Commodities	Commodities price	61	58,682	153,072
		(11,814)	246,223	559,717

				December 31, 2025
Trading portfolio	Exposures			Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(180)	(224,381)	(408,016)
Exchange coupons	Foreign currencies coupon rate	(45)	(14,686)	(40,330)
Foreign currencies	Exchange rates	(46)	82,143	49,374
Price indexes	Inflation coupon rates	(303)	(48,538)	(80,711)
Shares	Shares prices	(406)	58,825	150,146
Commodities	Commodities price	(361)	(20,816)	(60,325)
		(1,341)	(167,453)	(389,862)

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.

29  Capital Management

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP CCTVM, XP DTVM, XP Serviços Financeiros DTVM and some proprietary funds), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in retirement plans and insurance business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On June 30, 2026, the subsidiaries Banco XP and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

30  Cash flow information

i)	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and notes	Bonds	Total
Total debt as of January 1, 2025	1,666,432	311,347	1,874,875	5,813,950	9,666,604
Acquisitions/issuances	2,385,137	115,298	—	—	2,500,435
Payments/repurchases	(730,435)	(65,841)	(1,266,496)	—	(2,062,772)
Net foreign exchange differences	(336,474)	(10,204)	—	(724,419)	(1,071,097)
Interest accrued	59,587	7,865	42,075	149,752	259,279
Interest paid	(40,706)	—	(7,687)	(39,869)	(88,262)
Cancellation	—	(15,889)	—	—	(15,889)
Total debt as of June 30, 2025	3,003,541	342,576	642,767	5,199,414	9,188,298

Total debt as of January 1, 2026	237,894	311,417	650,975	5,150,630	6,350,916
Acquisitions/issuance	1,617,337	195,387	—	—	1,812,724
Payments/repurchase	—	(71,940)	—	(2,285,684)	(2,357,624)
Net foreign exchange differences	(4,748)	(4,240)	—	(300,601)	(309,589)
Interest accrued	9,408	7,373	38,583	119,769	175,133
Interest paid	(4,729)	—	(15,627)	(87,355)	(107,711)
Cancellation	—	(10,904)	—	—	(10,904)
Total debt as of June 30, 2026	1,855,162	427,093	673,931	2,596,759	5,552,945

Debt securities include Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ (158,883) (R$ 3,840 - December 31, 2025) and (ii) Bonds - R$ (131,252) (R$ (113,541) - December 31, 2025).

ii)	Cash reconciliation for operating, investing and financing activities

During the six months period ended June 30, 2025, the Group paid R$ 113,127 in connection with the minority stake acquisitions disclosed in note 2(d)(i). The Group also paid a total amount of R$ 119,182 in contingent consideration arrangements, due to the achievement of the triggers provided for in the shareholders' agreement with its associates.

During the six months period ended June 30, 2026, the Group paid R$ 65,000 in connection with the minority stake acquisitions disclosed in note 2(d)(i) and R$ 16,492 in connection with the business combinations disclosed in note 2(d)(ii).

iii)	Non-cash reconciliation for operating, investing and financing activities

During the six months period ended June 30, 2025, the Group sold property and equipment assets in a total amount of R$ 132,003, which is payable in 10 years, indexed to CDI. The amount was recorded through ‘Accounts receivable’.

During the six months period ended June 30, 2026, the Group concluded the minority stake acquisitions disclosed in note 2(d)(i). From the total consideration of these transactions, an amount of R$ 42,500 was recorded through contingent consideration (Note 14(b)) and R$ 37,908 was recorded through 'Other financial liabilities'.

31  Subsequent events

On July 16, 2026, the Group prepaid the outstanding balance of borrowings with the Brazilian Central Bank, disclosed in Note 13. The total amount of the prepayment was R$ 805,306.

On August 17, 2026, the Board of Directors approved the cancellation of 11,791,755 Class A shares (2.3% of total shares) held by the Company in treasury. Total share count went from 520,292,030 to 508,500,275 after cancellation.